
02024672

Commission File No.: 0-29954

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549


APR 10 2002
154

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2002

THE THOMSON CORPORATION
(Translation of registrant's name into English)

Suite 2706, Toronto Dominion Bank Tower
P.O. Box 24, 66 Wellington St. West
Toronto-Dominion Centre
Toronto, Ontario
M5K 1A1, Canada
(Address of principal executive offices)


APR 15 2002
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

EXHIBIT INDEX IS LOCATED AT PAGE 2 OF 123

Information furnished on this form:

Annual Report for the year ended December 31, 2001, including Consolidated Financial Statements for the years ended December 31, 2000 and December 31, 2001; Notice of Annual Meeting of Shareholders and Management Information Circular; form of proxy for the meeting to be held on May 8, 2002; Investor Delivery Letter; Computershare Letter; and, Capita – IRG Letter..

EXHIBIT

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in Exhibit number 1 constitute forward-looking statements, which are based on the Corporation's current expectations and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, among others, general business and economic conditions and competitive actions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Thomson Corporation
(Registrant)

Date: April 9, 2002

"Alan M. Lewis"
Alan M. Lewis
Treasurer



Any question.

THOMSON

Providing integrated information solutions worldwide



THOMSON LEGAL & REGULATORY

39% OF TOTAL REVENUES

	2001	2000	Change
REVENUES	2,827	2,619	+ 7.9%
EBITDA[1]	855	775	+ 10.3%
ADJUSTED OPERATING PROFIT[2]	708	647	+ 9.4%

17,000 people based in 30 countries / Led by West, Thomson Legal & Regulatory serves the legal, tax, accounting, intellectual property, compliance and business professional. Other major businesses and brands include Aranzadi, Brookers, Carswell, ELLIS, IOB, La Ley, Lawbook Co., RIA, Sweet & Maxwell and Thomson & Thomson. *Thomson electronic legal research services are preferred by 55% of US law firms.*



THOMSON LEARNING

26% OF TOTAL REVENUES

	2001	2000	Change
REVENUES	1,851	1,388	+ 33.4%
EBITDA[1]	406	358	+ 13.4%
ADJUSTED OPERATING PROFIT[2]	264	234	+ 12.8%

13,000 people based in 26 countries / Thomson Learning serves the higher education, corporate, professional and governmental marketplaces. Solutions address both traditional classroom and online learning. Major businesses and brands include Course Technology, Delmar, Education Direct, Gale, Heinle, Nelson, NETg, Prometric, South-Western and Wadsworth. *Thomson products are used in 100% of public and academic libraries in the United States.*

All results for ongoing businesses, excluding disposals; millions of US dollars.

1 Earnings before interest, tax, depreciation, amortization, restructuring charges and Year 2000 costs.

2 Before amortization, restructuring charges and Year 2000 costs.



THOMSON FINANCIAL

22% OF TOTAL REVENUES

	2001	2000	Change
REVENUES	1,590	1,201	+ 32.4%
EBITDA[1]	405	330	+ 22.7%
ADJUSTED OPERATING PROFIT[2]	257	220	+ 16.8%

9,200 people based in 27 countries / Thomson Financial serves financial professionals, including investment bankers, stockbrokers, portfolio managers, financial planners and corporate executives. Major businesses and brands include AutEx, Disclosure, First Call, IFR, ILX Systems and Investext. *Thomson is the source most quoted by the financial media for equity earnings forecasts.*



THOMSON SCIENTIFIC & HEALTHCARE

10% OF TOTAL REVENUES

	2001	2000	Change
REVENUES	697	653	+ 6.7%
EBITDA[1]	176	164	+ 7.3%
ADJUSTED OPERATING PROFIT[2]	151	140	+ 7.9%

3,800 people based in 13 countries / Thomson Scientific & Healthcare serves researchers and other professionals in the healthcare, academic, scientific and governmental marketplaces. Major businesses and brands include American Health Consultants, Derwent Information, ISI *Web of Science*, MICROMEDEX and PDR (*Physicians' Desk Reference*). *Thomson information is used in more than 1,400 academic and research institutions in more than 100 countries.*

FINANCIAL HIGHLIGHTS†

	2001	2000	Change
Revenues	7,237	6,514	+ 11.1%
EBITDA[1]	1,786	1,534	+ 16.4%
Adjusted operating profit[2]	1,310	1,118	+ 17.2%
Adjusted EPS[3]	$ 0.72	$ 0.75	− 4.0%
Shareholders' equity	8,220	7,818	+ 5.1%

FIVE-YEAR REVENUES

97 98 99 00 01

8,000
6,000
4,000
2,000
0

FIVE-YEAR EBITDA[1]

97 98 99 00 01

2,000
1,500
1,000
500
0

FIVE-YEAR ADJUSTED EARNINGS PER COMMON SHARE[3]

97 98 99 00 01

$0.80
0.60
0.40
0.20
0

† Continuing operations; millions of US dollars except per common share amounts.
1 Earnings before interest, tax, depreciation, amortization, restructuring charges and Year 2000 costs.
2 Before amortization, restructuring charges and Year 2000 costs.
3 Adjusted earnings per common share before restructuring charges, Year 2000 costs, net disposal gains and, in 2000, one-time tax benefits.

Thomson: in demand, on demand

Our customers need to know. The success of their businesses, organizations and research depends on their ability to make better decisions faster. Thomson is the leading provider of need-to-know information of unparalleled breadth and depth. We develop and apply innovative technologies to ensure that the information and knowledge in demand is available on demand.

Cover: Citigroup, New York City
Led by Managing Director Paul S. Galant (back row, fifth from right), Citigroup team members gather for a weekly project review.



KENNETH R. THOMSON
CHAIRMAN

RICHARD J. HARRINGTON
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Letter to Shareholders

The Thomson Corporation achieved significant gains in revenues and earnings before interest, taxes, depreciation and amortization (EBITDA) in 2001, despite volatility in global markets. Revenues from continuing operations, excluding disposals, were $7.2 billion, an increase of 18 percent from the previous year. EBITDA from continuing operations, excluding disposals, was $1.8 billion, an increase of 17 percent from 2000.

The Company's strong financial performance reflects our ability to execute on our strategy of providing business and professional customers with high-quality, must-have information and solutions that increase their productivity and give them competitive advantages in their markets. This strategy has made us a leader in each of the marketplaces in which we operate, and we are confident that it will continue to do so.

In 2001, we made strategic investments and acquisitions in our core markets. For example, our $2 billion acquisition of Harcourt General Inc.'s higher education and lifelong learning assets expanded our array of Thomson Learning products and opened additional opportunities for growth in that market. We also acquired the outstanding minority interest in Thomson/First Call, the world's leading provider of broker research and earnings estimates.

Across each of our markets, we expanded the breadth of our information offerings, added applications and provided more electronic delivery options to give our customers immediate and complete solutions to their information needs. For example, we introduced a wireless application for the PDR (*Physicians' Desk Reference*), allowing medical professionals to access important information anytime, anywhere.

We continued to leverage our investments in market-leading technology. Electronic-based revenues were $3.9 billion, an increase of 23 percent from 2000, and now comprise 54 percent of total revenues.

Business Highlights

Earnings from continuing operations rose to $657 million, or $1.05 per common share, an increase of 15 percent from 2001. These earnings include a one-time gain related to the sale of *The Globe and Mail* newspaper in January 2001. Excluding this gain and other one-time items, earnings were $451 million, or $0.72 per common share, compared with $468 million, or $0.75 per common share, a year ago. These results reflect the short-term dilution caused by recent acquisitions.

Despite the softening in certain of our markets, particularly in the third and fourth quarters of 2001, we saw strong growth in each of our market groups, driven by growth in core businesses and acquisitions.

Growth in Thomson Legal & Regulatory was driven by the strong performance of our Westlaw online service and revenues from acquisitions. Westlaw expanded services into Australia, Argentina, Denmark, Ireland, Scotland, Spain and Sweden. Revenue growth was 8 percent, while EBITDA was up 10 percent.

The acquisition of Harcourt's educational assets, and strong performances in the Academic and International sectors, contributed to growth in Thomson Learning. Group revenue growth was 33 percent and EBITDA was up 13 percent.

Thomson Financial revenues rose 32 percent and EBITDA was up 23 percent from the prior year. This growth reflects the inclusion of full-year results for Primark and Carson, as well as the development of market-leading solutions.

The ISI *Web of Science* portal, Derwent subscription products and increased drug information subscriptions were the main contributors to growth in Thomson Scientific & Healthcare. Group revenues were up 7 percent and EBITDA increased 7 percent.

Looking Ahead

We are an innovative, customer-focused organization with a broad array of trusted information products. We have strong free cash flow, supported by high margins and significant recurring revenue streams, and a strong balance sheet. Our business model increasingly centers on selling subscription-based products to business and professional customers, resulting in stable and predictable revenues. Advertising revenues made up less than 5 percent of 2001 revenues.

Our investments in market-leading delivery technology and the development of software applications have put us ahead of our competitors. Through the leveraging of technology – particularly the Internet – and our content, we are well positioned to develop new revenue streams, reduce distribution costs and increase margins. Our ability to integrate customer data into our platforms further strengthens our long-term relationships with them. As a result, we expect all our businesses to generate strong core growth.

With our recent acquisitions, we have achieved critical mass on a global scale in our largest markets. We expect to see significant cost savings and improved margins as acquisitions are integrated into our operations.

With these competitive advantages, we are well positioned to enhance our leadership role as the world's premier provider of integrated information solutions to business and professional markets.

As we face the challenges of the new year and beyond, we will remember our 11 colleagues who died in the terrorist attack on the World Trade Center in New York City last September 11. Their contributions live on with all of us who share a commitment to the success of our Company.

We are confident that the values and business principles that have guided us in the past will continue to produce outstanding shareholder value in the future.



Kenneth R. Thomson
Chairman



Richard J. Harrington
President & Chief Executive Officer

Any question.

Questions are what connect Thomson with its customers. Every day people turn to Thomson with their questions. They come looking for information ranging from customized technology training materials to case law precedents, from financial services industry data to patent and trademark searches. They come looking for data and tools that help them make the right decisions. They come to Thomson because they need information they can trust.





How can Thomson help Citigroup distribute proprietary content together with Thomson data and analytics to 200,000 clients in 103 countries?

PAUL S. GALANT / MANAGING DIRECTOR / GLOBAL HEAD OF eCOMMERCE & MARKET DATA STRATEGY DIVISIONS / CITIGROUP / NEW YORK CITY

Success for Citigroup and other leaders in the financial services industry requires a combination of the right information and tools to enable professionals to make better decisions faster. Working with Paul Galant and his international team, Thomson combined a suite of Thomson Financial data and workflow tools with Citigroup data and information from other sources to meet the needs of Citigroup global clients. This sophisticated information solution, integrating data and analytics with world-wide reach, enables Citigroup to take full advantage of the breadth of Thomson resources. Thomson is respected throughout the financial community for the strength of its brands. First Call is the leading Internet provider of real-time broker research, earnings estimates, insider trading information and corporate news releases.

ILX provides integrated online equity information and services to securities firms, banks, asset managers and corporations. International Financial Review (IFR) provides intelligence and data on international capital markets. Thomson is pursuing major initiatives to be part of the workflow in high-growth sectors of the financial services industry. For instance, Thomson has formed a partnership called Omgeo with the Depository Trust & Clearing Corporation. The partnership handles straight-through processing and trade settlement capabilities to help financial services clients meet their information and processing needs. Thomson Financial offers the most comprehensive range of data, information tools and analytics to help financial professionals make better decisions, improve productivity and achieve superior results.





How can Thomson help a small number of faculty teach finite math to 5,000 students?

DR. MICHAEL PILANT / PROFESSOR OF MATHEMATICS / TEXAS A&M UNIVERSITY / COLLEGE STATION / TEXAS

Thomson partners with educators like Dr. Michael Pilant to develop products and tools that deliver high-quality instruction through a variety of channels. Thomson Learning textbooks are supplemented with online interactive learning, permitting greater flexibility in course design and giving students the freedom to draw from classroom and Web-based learning. Thomson is also part of a joint venture with 15 major universities worldwide, including the University of Virginia, Fudan University (Shanghai), University of Melbourne and the University of Glasgow, to establish a new online university, U21global. Thomson is a leading provider of learning products and services for the higher education, corporate, professional and governmental marketplaces.

The Thomson Learning strategy is to provide solutions around the learning process that help customers *find* the learning resources they need at sites like Petersons.com, connecting learners with sources of education and training; *learn* using traditional course materials, electronic resources or a customized blend from South-Western, Wadsworth, Heinle, Course Technology, Delmar, Gale, NETg, Nelson and Education Direct; and *measure* their success through Prometric, which operates the largest computer-based testing and assessment business in the world. / Thomson Learning is using this foundation to become the leading provider of learning solutions for customers who seek academic excellence, professional development and a measurable competitive advantage.





How can Thomson help us manage the ever-increasing amount of information we need to serve our clients?

ALIRIO GOMEZ / DIRECTOR OF LIBRARY & INFORMATION SERVICES / MILBANK, TWEED, HADLEY & MCCLOY / NEW YORK CITY

THOMSON LEGAL & REGULATORY

The information needs of the legal community – from sole practitioners to multinational firms like Milbank – are changing rapidly. Working with Alirio Gomez at Milbank, Thomson contributed to a customized portal to supplement bound versions of reported cases, statutes and texts. The Milbank Research portal, which includes a suite of customized Thomson offerings, is made available electronically to the lawyers and staff at Milbank worldwide. Included in the portal are data from Westlaw.com, the online research and workflow service that is a leading Internet source for the retrieval of cases, statutes, news and business information. Thomson Legal & Regulatory is a world leader in value-added content, data timeliness and accuracy and analytical tools. Westlaw, for example, comprises more than 15,000 databases and more than one billion records.

While its principal market is in the United States, Westlaw is expanding in other countries including Australia, Argentina, Denmark, Spain and Sweden. After only two years on the market, Westlaw UK is now used in more than 70 of the top 125 British firms. In addition to global and online expansion, Thomson Legal & Regulatory is developing products and services in the areas of law and accounting firm practice management. Through the combination of Dialog and NewsEdge, it also provides current and archived news and business information that can be filtered for particular areas of interest. Through customization, integration into existing portals and intranets, wireless delivery and further expansion into global markets, Thomson Legal & Regulatory helps customers like Milbank benefit from and manage the information revolution.


20



How can Thomson help me determine the best antibiotic combination for this patient in shock, with fever and seizures?

DR. RICHARD E. WOLFE / ASSISTANT PROFESSOR OF MEDICINE / HARVARD MEDICAL SCHOOL
CHIEF OF EMERGENCY MEDICINE / BETH ISRAEL DEACONESS MEDICAL CENTER / BOSTON

[illegible]

Quality of care in a hospital depends on access to timely and reliable information. For emergency physicians like Dr. Richard Wolfe, having the right information a few clicks away can save lives. Thomson MICROMEDEX products help Dr. Wolfe and his team get rapid answers through its online and wireless delivery of crucial drug and poison information. Thomson helps healthcare professionals navigate quickly through the information they need to make the right decisions. The PDR (*Physicians' Desk Reference*) and its online service are the leaders in drug information. Physicians World and the recently acquired Gardiner-Caldwell create one of the world's largest independent providers of continuing medical education and communications. In its Scientific business, Thomson has market-leading offerings, most of which are delivered electronically. Key users of its **Derwent** patent information products, ISI scientific journals and subscription-based ISI *Web of Science* are research and development professionals, technologists, scientists and corporate and academic libraries. As its market changes, Thomson Scientific is enhancing its Internet and intranet solutions by incorporating knowledge management tools that enable the integration of customer content. The Thomson Healthcare businesses are addressing the needs of the pharmaceutical industry by developing product offerings in areas such as genomics and new molecular development.

Financial Statements and Corporate Information

CONTENTS



(FROM LEFT TO RIGHT, TOP TO BOTTOM)
JAMES C. SMITH, EVP, EXECUTIVE DEVELOPMENT & CORPORATE AFFAIRS, THE THOMSON CORPORATION; **RICHARD J. HARRINGTON**, PRESIDENT & CEO, THE THOMSON CORPORATION; **BRIAN H. HALL**, PRESIDENT & CEO, THOMSON LEGAL & REGULATORY; **DAVID H. SHAFFER**, PRESIDENT & CEO, THOMSON LEARNING; **PATRICK J. TIERNEY**, PRESIDENT & CEO, THOMSON FINANCIAL; **RONALD H. SCHLOSSER**, PRESIDENT & CEO, THOMSON SCIENTIFIC & HEALTHCARE; **ROBERT D. DALEO**, CFO, THE THOMSON CORPORATION

The Business of Thomson

The Thomson Corporation ("Thomson" or the "Company") is a global, integrated information solutions company serving business and professional customers worldwide. Thomson has over 44,000 employees in 53 countries. Thomson provides its customers with critical information and a broad array of applications and tools that help them make better decisions faster. The Company has four principal global market groups:

- *Thomson Legal & Regulatory:* Providing integrated information and solutions to legal, tax, accounting, intellectual property, compliance and business professionals.
- *Thomson Learning:* Providing integrated learning products, services and solutions to individuals, post-secondary learning institutions and businesses.
- *Thomson Financial:* Providing integrated information and workflow solutions to the worldwide financial community.
- *Thomson Scientific & Healthcare:* Providing integrated information, services and solutions to researchers and other professionals in the healthcare, academic, scientific and governmental marketplaces.

The strategy unifying all Thomson businesses is the combination of high-quality, must-have information with tools and applications to provide a total integrated solution.

The majority of Thomson revenues is derived from subscription-based products and services (61%). Revenues delivered electronically grew 23% in 2001 to 54% of total revenues.

Results of Continuing Operations

The results of continuing operations of the Company exclude the results of discontinued newspaper operations, discussed below under "Discontinued Operations." The results of ongoing businesses for the Company and for each of its market groups exclude the results of businesses sold or held for sale.

Earnings before interest, tax, depreciation, amortization, restructuring charges and Year 2000 costs (EBITDA), and operating profit before amortization, restructuring charges and Year 2000 costs (adjusted operating profit), are measures used by the Company to measure its operating performance, including its ability to generate cash flow. EBITDA and adjusted operating profit and related measures may or may not be consistent with the calculation of similar measures for other companies, and should not be viewed as alternatives to net earnings or other measures of performance calculated in accordance with Canadian generally accepted accounting principles.

Total revenues increased in 2001 by 11% to $7,237 million. Revenues from ongoing businesses increased by 18% to $7,175 million, reflecting contributions from acquisitions made during the year as well as growth from core businesses across each of the market groups.

North American revenues, prior to the elimination of intergroup revenues, increased 8% to $6,096 million, and accounted for 83% of the total. Revenues from outside North America increased 35% to $1,232 million, reflecting 17% of the total.

Total EBITDA increased 16% to $1,786 million. EBITDA from ongoing businesses increased 17% to $1,790 million, reflecting a margin of 24.9%, down from 25.0% in 2000. Total adjusted operating profit increased 17% to $1,310 million. Adjusted operating profit from ongoing businesses increased 16% to $1,320 million. The increases in EBITDA and adjusted operating profit resulted from core growth, acquisitions and lower expense for stock appreciation rights. The decrease in margin was principally caused by integration costs incurred in connection with the acquisition of select assets from Harcourt General, Inc. (Harcourt) completed in July 2001.

Depreciation increased 14% to $476 million as a result of acquisitions and increased capital expenditures.

Amortization increased from $327 million to $444 million as a result of acquisitions.

During 2001, the Company recorded restructuring charges of $30 million. In connection with the integration of the businesses acquired from Harcourt, $20 million of charges were incurred, while an additional $2 million of charges were incurred for the reorganization of certain magazine operations within the Scientific & Healthcare group. The remaining $8 million in charges resulted from additional spending in the Legal & Regulatory group for ongoing strategic initiatives.

Net gains on disposals of businesses and investments of $302 million related principally to the disposals of *The Globe and Mail* and Jane's Information Group, partially offset by a reduction in the carrying values of certain investments to reflect reductions in the fair value of those investments.

Net interest expense and other financing costs of $236 million were $32 million higher than in 2000. The increase reflects a higher average level of borrowings in 2001 to finance acquisitions, in particular the Harcourt acquisition.

The income tax charge of $168 million in 2001 represents 18.6% of earnings before income taxes, dividends declared on preference shares and the Company's proportionate share of losses of equity-method investments. This compares with an effective tax rate in 2000 of 15.4%, which was calculated on an equivalent basis and also excluded $105 million of tax benefits principally associated with the disposal of *The Globe and Mail*. The effective tax rate differs from the Canadian corporate tax rate of approximately 40% (2000 – 44%) due principally to the effect of lower tax rates in other countries where Thomson has operating and financing subsidiaries.

Equity in losses of associates includes the Company's proportionate share of net losses of investments accounted for under the equity method.

Earnings from continuing operations were $657 million in 2001, an increase of 15% from $571 million in 2000. However, after adjusting for the after-tax effects of restructuring charges, net gains on disposals of businesses and investments, Year 2000 costs and one-time tax benefits recognized in 2000, adjusted earnings from continuing operations were $451 million in 2001, a decrease of 4% from the equivalent 2000 level of $468 million. Growth from core businesses was more than offset by dilution from acquisitions and the Company's proportionate share of net losses of equity-method investments, resulting in the reduced level of adjusted earnings in 2001.

The analysis of comparative earnings and earnings per share from continuing operations is summarized below:

	Earnings		*Earnings per common share*	
(millions of US dollars, except per common share amounts)	2001	2000	2001	2000
Earnings and earnings per common share from continuing operations	657	571	$ 1.05	$ 0.92
Add back (deduct):				
Restructuring charges, net gains on disposals of businesses and investments and Year 2000 costs, net of tax	(206)	2	(0.33)	–
One-time tax benefits	–	(105)	–	(0.17)
Adjusted earnings and earnings per common share from continuing operations	451	468	$ 0.72	$ 0.75

Net capital expenditures were $684 million, 17% higher than in 2000. Approximately 70% of the net expenditures related to computer hardware and internal-use software, reflecting the continued investment required to expand operations and support the production and delivery of increasingly sophisticated electronic products, services and solutions.

Dividends declared on common shares totaled $439 million (2000 – $427 million), of which $160 million (2000 – $156 million) was reinvested in common shares through the dividend reinvestment plan, resulting in common dividend cash payments of $279 million (2000 – $271 million).

Market Group Operating Reports

In the following table, the Corporate and other category includes corporate costs, minority interests and costs associated with the Company's stock appreciation rights, as well as the results of Thomson Media. Thomson Media was established as an operating segment in 2001 following the decision to retain and manage as an independent group certain Thomson Financial businesses previously held for sale. Because Thomson Media does not qualify as a reportable segment for accounting purposes, it is included within the Corporate and other category. Segmented information for 2000 has been reclassified on the same basis. Revenues in Corporate and other relate solely to Thomson Media. The principal reasons for changes in EBITDA and adjusted operating profit for this category from 2000 are lower expenses for stock appreciation rights and minority interests, partially offset by lower adjusted operating profit from Thomson Media.

	Revenues		*EBITDA*[1]		*Adjusted operating profit*[2]	
(millions of US dollars)	2001	2000	2001	2000	2001	2000
Legal & Regulatory	2,827	2,619	855	775	708	647
Learning	1,851	1,388	406	358	264	234
Financial	1,590	1,201	405	330	257	220
Scientific & Healthcare	697	653	176	164	151	140
Corporate and other[3]	242	272	(52)	(98)	(60)	(106)
Intergroup	(32)	(29)	–	–	–	–
Ongoing businesses	7,175	6,104	1,790	1,529	1,320	1,135
Disposals[4]	62	410	(4)	5	(10)	(17)
	7,237	6,514	1,786	1,534	1,310	1,118

1 Earnings before interest, tax, depreciation, amortization, restructuring charges and Year 2000 costs.
2 Before amortization, restructuring charges and Year 2000 costs.
3 Includes the following operating results of Thomson Media: revenues $242 million (2000 – $272 million); EBITDA $12 million (2000 – $43 million); adjusted operating profit $4 million (2000 – $35 million).
4 Disposals include the results of businesses sold or held for sale.

Typically, a much greater portion of the Company's adjusted operating profit arises in the second half of the year. Customer buying patterns are concentrated in the second half of the year, particularly in the learning and regulatory markets, while costs are spread more evenly throughout the year. As a result, operating margins increase as the year proceeds. For these reasons, the performance of the business should be judged based on the results for the whole year rather than by quarter. Unaudited quarterly information is provided on pages 80 and 81 and is incorporated in this discussion by reference.

Discontinued Operations

In February 2000, Thomson announced its intention to sell Thomson Newspapers (TN) as part of its strategic program to focus on technology-driven information and solutions for businesses and professionals. The primary activities of TN were the publishing of daily and non-daily newspapers and other advertising and specialty publications in the United States and Canada. In addition, through a joint venture partnership, TN held a 50% interest in Augusta Newsprint Company (ANC), a newsprint mill in Augusta, Georgia. The majority of TN's publications were sold in 2000. The remaining publications and the interest in ANC were sold in 2001.

THOMSON LEGAL & REGULATORY

Overview

The Legal & Regulatory group provides integrated information and solutions to legal, tax, accounting, intellectual property, compliance and business professionals around the world. The group has approximately 17,000 employees and business operations in 30 countries throughout North America, Europe, Asia-Pacific and Latin America.

In 2001, the group experienced significant revenue increases in Westlaw online services, the launch of Westlaw in Spain and continued market acceptance of Westlaw in the United Kingdom. The group expanded its offerings of software solutions in the United States through the acquisitions of FindLaw and ProLaw, and the launch of innovative software products for tax professionals, such as Creative Solutions' commercial service that electronically files US tax returns. The group expanded its global presence with a total of 10 acquisitions within the four regional markets it serves.

Financial Results

Overall

Revenues from ongoing businesses increased 8% to $2,827 million as a result of significant increases in Westlaw revenues and strong print sales, partially offset by lower global trademark search revenues. The remaining growth came from a number of small acquisitions. Revenues from electronic products and services accounted for 52% of total revenues.

The Legal & Regulatory group experienced a temporary reduction in revenues after the events of September 11 as Westlaw online usage slowed, particularly in New York City, and customers' buying decisions were temporarily delayed. Online activity rebounded shortly after September 11, while activity in New York City recovered by year-end.

EBITDA from ongoing businesses increased 10% to $855 million. Adjusted operating profit from ongoing businesses grew 9% to $708 million. EBITDA margin increased to 30.2% (29.6% in 2000). Increased sales from high-margin Westlaw products, combined with restructuring efforts in the first half of the year and diligent cost control throughout 2001, allowed the Legal & Regulatory group to achieve profit and margin improvements despite less favorable economic conditions.

Capital expenditures for 2001 were $198 million ($180 million in 2000), consisting of capital outlays in newly acquired businesses as well as key investments in new product development, online infrastructure, business systems and expenditures associated with the launch of the SAP R/3 platform, a business process management system, at West Group.

North America

In North America, West Group generated strong growth in revenues in the US in 2001 as a result of higher Westlaw usage and print product sales. Online revenues increased 11% due to innovative feature and functionality upgrades including My Westlaw, as well as expansion of available content. Acquisitions during the year included FindLaw, a leading legal portal in the US; ProLaw, which offers client-server practice management tools catering to the small to mid-sized law firm market, and which has already released its first offering integrated with Westlaw; and BAR/BRI, a bar review provider in the US, acquired as part of the Company's purchase of select assets of Harcourt.

Growth in revenues in 2001 in the group's Canadian operation, Carswell, was driven by higher renewals of print products and a series of new sales initiatives throughout the year. Improved efficiencies resulted in higher margins.

The North American trademark research business, Thomson & Thomson, was affected by a 23% market decline in US trademark filings. In response, Thomson & Thomson implemented a series of cost reduction programs.

Thomson Tax & Accounting experienced moderate growth in revenues from ongoing businesses in 2001, supported by product enhancements such as Checkpoint, an online research service for US tax professionals. Both Checkpoint and existing print products benefited from the need for increased analysis and coverage resulting from changes in the US tax code.

Dialog, the online business and research information provider acquired in 2000, made progress during the year by leveraging resources across the group. New marketing programs, technology upgrades, simplified pricing models and product enhancements have positioned Dialog well for 2002.

Europe

Reduced operating performance was experienced at Compu-Mark, the global trademark research firm, and GEE, the UK-based regulatory publisher. The group will restructure its UK legal and regulatory businesses into a single operating group that is expected to result in operating efficiencies. European operations benefited from the inclusion of the first full year of operations of Westlaw UK, launched in March 2000. Westlaw UK successfully concluded its first subscription renewal cycle. The service maintained its high penetration rate among large law firms and law schools. Additionally, the group introduced Westlaw in Spain during 2001, and completed a number of small acquisitions during the year.

Latin America

Brazil's IOB experienced growth in revenues and profit during 2001 through development of new products and integration activities. The group expanded into the Brazilian legal market with the acquisition of Editora Síntese, a legal publisher. In Argentina, La Ley generated solid performance through most of 2001, but was affected by the country's economic turbulence in the fourth quarter. Westlaw International, launched in Argentina early in 2001, provides online services within the Argentine legal community.

Asia-Pacific

The group reported revenue growth and improvement in operating efficiency due to leveraging of product offerings and infrastructure across the region. Revenues from online services were enhanced by the launch of Westlaw Australia and Taxpoint. Additionally, the group acquired Lawpoint, a leading provider of government registry information in Australia.

Market Factors and Trends

The worldwide legal and regulatory market is solid, dependable and mature. Online offerings provide opportunities for market expansion. North America remains the largest market, followed by Europe, Asia-Pacific and Latin America. Globalization continues to significantly affect group operations across all the regions it serves. Some significant trends have emerged:

- The availability and reliability of the Internet is driving worldwide demand for online products and services. New technologies, increasing bandwidth and the demand for faster access to information and news continue to spur the global adoption of the Internet as a delivery platform for the legal and regulatory market. With the expectation that the Internet will be the foundation for product delivery for the group and its customers, the Legal & Regulatory group continues to enhance its technologies and product offerings. Demand for electronic products continues to increase significantly each year. The challenge is for the appropriate bandwidth infrastructure to catch up with this demand.
- Nations are working together on a more united front. Recent world events have included the signing of the International Copyright Agreement by 30 countries; China joining the World Trade Organization; and 12 countries within Europe agreeing on a common currency with the introduction of the euro. As a result, the potential for more open, co-operative markets will drive business opportunities and increase the demand for information.

In response, the Legal & Regulatory group is extending its position in the global market through product development and technology advancements that offer extensive content and analytical tools and enhance its ability to provide solutions that can be integrated into customers' daily workflow processes. The group is continually exploring potential opportunities with business partners, enhancing relationships with content providers and evaluating new markets, ideas and offerings.

THOMSON LEARNING

Overview

The Learning group is a leading provider of integrated learning products, services and solutions to individuals, post-secondary learning institutions and businesses. The group employs more than 13,000 people and serves customers in over 130 countries.

The Learning group is focused on achieving global scale and operational efficiency in growing markets while concentrating investment on the strongest academic disciplines and lifelong learning segments. The Learning group leverages the Thomson brand and uses technology to deliver integrated solutions to customers.

2001 was a year of growth and transformation. The group completed the acquisition of selected Harcourt higher education and lifelong learning businesses. The acquisition of Harcourt's college publishing business solidified the Higher Education group's position in the market. The integration of the Harcourt businesses will serve as a basis for the Learning group's continued focus on revenue enhancement and operating synergies. Initiatives in marketing, sales and technology increased in 2001 in response to customers' requests for integrated suites of products and services that address needs ranging from formal education to training, testing and continuous development.

Financial Results

Overall

Revenues from ongoing businesses increased 33% in 2001 to $1,851 million. Key factors contributing to this growth were the Harcourt acquisition and continued growth from the group's core Academic businesses. Electronic revenues accounted for 31% of total revenues.

EBITDA from ongoing businesses was $406 million, representing an increase of 13% compared to 2000. Adjusted operating profit from ongoing businesses also increased 13% to $264 million. Those increases resulted primarily from operating efficiencies in core businesses, higher revenues in all sectors and integration synergies related to the Harcourt acquisition. Certain one-time costs relating to the Harcourt acquisition were charged against EBITDA and adjusted operating profit in 2001. EBITDA margin decreased to 21.9% (25.8% in 2000) principally due to these integration costs, but also due to lower-margin performance in the Lifelong Learning segment caused by a softening in the information technology (IT) market.

Capital spending increased to $200 million ($165 million in 2000), reflecting investment in newly acquired businesses, technology and distribution infrastructure across the group.

Academic

The Academic group, comprised of the Higher Education group and Gale, experienced growth in revenues for the year. These results reflect the complementary nature of acquired Harcourt titles. Gale benefited by expanding its e-reference library offerings and continued to expand its international reach, primarily in Europe. In addition, Course Technology reorganized its operations to accelerate time-to-market for new products and to compete effectively in newer markets.

Lifelong Learning

Lifelong Learning group revenues increased significantly, with the majority of the increase coming from the Harcourt acquisition as well as the full-year effect of acquisitions made in 2000. Delmar, a vocational publisher, and Peterson's, an online college preparation and registration business, increased both revenues and profits for the year, while softening in the IT market resulted in lower operating margins at Prometric, a provider of computer-based testing.

International

The International group experienced growth in revenues in 2001. The primary contributing factors were the rapid integration of Harcourt's international higher education business, a continued focus on organic growth and the realization of synergies throughout the business. The International group, in partnership with leading educational institutions, launched U21global to offer high-quality, fully accredited higher education degrees online. Additionally, the group completed the rollout of a global English-language training initiative, offering products and solutions that will train and test individuals on their English comprehension, writing and speaking abilities.

Market Factors and Trends

Within the Learning group, three principal markets are served. In general, the markets that the group competes in tend to resist economic downturns. For instance, the economic slowdown in 2001 did not have a significant adverse effect on the Higher Education group, as the trend of textbook sharing was offset by higher enrollment. At Gale, the slowdown reduced library budgets but expanded electronic product opportunities, and a move into new markets helped to offset its impact.

In the Academic market, college enrollment in the United States continues to rise, with 16 million higher education students expected by 2004, according to the US Department of Education. Instructors, students and libraries are seeking more electronic tools to support teaching, learning and research. Electronic products are well established in library markets and continue to expand their share of the higher education market. Responding to the market, the Academic group enhanced existing electronic products and built partnerships to better serve customers.

In the lifelong learning market, large corporate clients seek total solutions that provide courseware, content, tools and services for the enterprise and its knowledge workers. The addition of NETg, Drake Beam Morin and Thomson Education Direct, and their integration into the group's existing businesses, positions the group to better meet customer needs.

In the international market, regional economic risk is a significant factor that the group manages by diverting resources into areas of greater opportunity. The group selects areas for expansion, taking into account regional economic strength, and undertakes strategic alliances to reduce some of the risk.

In international learning, there is an increasing demand for educational products that focus on higher education and are tailored to particular regions. The need for distance learning solutions is expanding rapidly, particularly in Asia. In response, the group established U21global, a joint venture with 15 research-based universities around the world that will provide accredited online learning to students. Established in Singapore, the initiative plans to begin offering graduate level degrees in 2003, through its participating universities, in business and information technology.

The Learning group enters 2002 as a transformed business with the offerings and infrastructure to enhance its position in the global higher education and lifelong learning markets.

THOMSON FINANCIAL

Overview

Thomson Financial provides integrated information and workflow solutions to the worldwide financial community. The Financial group serves major investment banks, corporations and asset managers, and reaches the desktops of 170,000 sales and trading professionals. The Financial group employs over 9,200 people worldwide and serves customers in 70 countries.

In 2001, the group largely completed the integration of the Primark and Carson acquisitions, which significantly enhanced the group's integrated product offerings and increased operating efficiencies. The group also entered into key strategic alliances during the year, including:

- Omgeo, a 50/50 partnership with the Depository Trust & Clearing Corporation, for transaction processing services;
- i-Deal, a partnership with Merrill Lynch, Salomon Smith Barney and Microsoft, for Internet-based securities issuance; and
- PR Newswire/First Call Wire, a partnership to provide complete outbound communications services to investor relations professionals.

In addition, the group acquired the remaining interest in First Call from its investment banking partners. This allowed for expansion of the First Call product into new markets. The group introduced major new products including First Call Analyst, a Web-based investment research and analytical tool for institutional investors, and Thomson Advisor, a Web-based solution for financial advisors that includes risk assessment, financial planning and portfolio management. Other product enhancements within the Financial group during 2001 included IFR Markets.com, Beta Link Plus, ActiveILX and the IRChannel.

Financial Results

Overall

Revenues from ongoing businesses increased 32% to $1,590 million. The increase over 2000 was primarily the result of the full-year effect of the acquisitions of Primark and Carson. Reduced trading volumes, slower merger and acquisition (M&A) and initial public offering (IPO) activity, stringent cost-cutting by customers and industry consolidation negatively impacted 2001 revenue results. Revenues from electronic products and services represented 89% of total revenues.

EBITDA from ongoing businesses rose 23% to $405 million. Adjusted operating profit from ongoing businesses increased 17% to $257 million. EBITDA margin was down from last year to 25.5% (27.5% in 2000) due to the full-year impact of lower-margin businesses acquired in 2000.

Capital expenditures were $239 million for 2001 ($191 million in 2000). Major projects in 2001 included the completion of the Financial group's new headquarters in New York, ILX's new data center and Omgeo's Central Trade Manager project.

The events of September 11, 2001 at the World Trade Center directly affected the Financial group's employees as well as many of its clients. The closing of the stock exchanges for four days and the subsequent slowdown in activity, especially in the investment banking and brokerage area, adversely impacted the operating results of the group. Despite the disruption caused by the disaster, most of the group's business functions and product services were unaffected by this tragedy and remained fully operational.

In 2001, the Financial group realigned its business to better serve and target its key customer groups. The various businesses are now organized into strategic customer-facing units: Investment Management, Investment Banking, Sales & Trading, Corporate and Wealth Management.

Investment Management

This group focuses on creating solutions to support both the buy and sell side activities involved in the investment management process. Revenue growth was enhanced by the full-year integration of the related Primark businesses, new product initiatives and cost savings through technology rationalization that eliminated duplicate platforms. In 2001, the group completed the acquisition of the remaining interest in First Call from investment banking partners, expanded the First Call product into new markets and launched First Call Analyst.

Investment Banking

This group concentrates on the information requirements of the investment banking professional, including data relative to capital markets and M&A and IPO activity. After record levels of M&A and IPO activity in 2000, a significant drop-off in activity from these markets resulted in lower revenues in 2001. However, the full-year impact of acquisitions completed in 2000 more than offset this lower activity, resulting in an increase in overall 2001 revenues for the group.

The group launched ePIB (Public Information Book), a Web-based tool that electronically collects documents from the industry's leading financial databases and, within minutes, assembles a fully customized Public Information Book in PDF format. Additionally, the group's participation in the i-Deal partnership, created to fully automate the issuance of securities over the Internet, will provide another channel for its capital markets information.

Sales & Trading

This group concentrates on trading solutions and market data for professionals in both the equity and fixed income markets. Operating results for the group in 2001 were impacted by lower trading volumes, the economic downturn and resulting retail brokerage industry staff reductions. These were partially offset by the full-year impact of recent acquisitions as well as the performance of AutEx, which experienced increased revenues from double-digit growth in messaging volumes.

Despite retail brokerage contraction in 2001, ILX Systems strengthened its market position in North America by maintaining 2000 levels for its client base. In 2001, the group released Beta Link Plus, a Windows-based product that provides investment advisors seamless access to critical data, including information on their own clients, accounts and market data.

The group expanded on the success of its AutEx messaging system with a fixed income offering. This extension into fixed income allows AutEx to leverage a proven quality product and an installed customer base.

Corporate

This group focuses on creating financial solutions for corporate customers, primarily investor relations professionals. Revenues and adjusted operating profit in 2001 increased from the prior year as a result of the full-year impact of the acquisition of Carson, completed in 2000. However, operating results were negatively impacted by the economic downturn, stock exchange delistings and a low level of IPO activity, all of which resulted in slower than anticipated sales, as well as increased client cancellations.

In 2001, the group launched Outbound, a comprehensive integrated workflow solution for the investor relations professional. It also established an alliance with PR Newswire (PRN) that includes distribution of PRN press releases and corporate Web-casts over First Call and ILX products. The group plans to expand investor relations products to include hosting services, Web-casting, contact management and distribution of financial information to meet securities law guidelines in light of the new Regulation FD, which requires that all information about a company be presented at the same time to all investors. The group views this as an opportunity in the message management market, as it should increase the need for Web-casting and press release services.

Wealth Management

This group provides integrated solutions to serve retail financial advisors, private client groups servicing high net worth individuals, financial and media portals aimed at self-directed investors, and retail product distribution groups such as fund marketers. Revenues in 2001 increased as a result of the full-year impact of related Primark businesses. Thomson Advisor was launched in 2001, offering retail advisors a more sophisticated tool and better information in responding to the increasingly demanding requirements of their retail clients.

Market Factors and Trends

The Financial group faced a challenging market environment in 2001. M&A and IPO volumes were down significantly. Lower equity trading volumes had a significant impact on transaction-based businesses such as Beta Systems. Profits for the Financial group's major customers, investment firms, were down significantly in the last half of 2001, triggering considerable cost-cutting and layoffs by those customers.

There was greater IPO activity in the final quarter of 2001. The increase, however, may be more reflective of a backlog than of a true recovery in the sector. M&A activity continued to be sporadic entering 2002. Debt issues increased in the latter half of 2001 as a result of lower interest rates, creating an opportunity in the fixed income sector.

While demand is generally down, there is increased demand for, and higher value placed on, integrated workflow and information solutions. The group is taking advantage of the depth and breadth of its content and products to launch workflow solutions throughout its strategic customer segments. The group's partnership with Omgeo provides efficiency in trade settlements with a solution connecting all aspects of the settlement process. This technique of straight-through processing is highly valued by customers, and is an important industry initiative to reduce both risk and operating expense.

Competition is intensifying in the markets the group serves as industry consolidation challenges its market share. The Financial group has responded by enhancing the value of its solutions and product offerings to maintain market share and to exploit untapped opportunities in the markets it serves.

The Financial group is exploiting the debt issuance market with new offerings from its Sales & Trading group and by further enhancing its existing offerings to include more robust fixed income data. This is expected to enhance the equity capabilities that have been expanded to provide Institutional solutions using the Active ILX platform globally. The group is expanding its offerings in the investor relations market as well by becoming a one-stop solutions provider for investor relations outbound communications. It is expanding its market surveillance solutions for the growing global investor relations market with infrastructure now established in Europe and Asia.

The group's customers need and are demanding improved information management and more powerful solutions in order to facilitate better decision making. The Financial group will continue to build on its leading database position and enhance its position as a leader in providing high-growth, global, value-added solutions to the financial marketplace.

THOMSON SCIENTIFIC & HEALTHCARE

Overview

The Scientific & Healthcare group provides integrated information, services and solutions to researchers and professionals in the healthcare, academic, scientific and governmental marketplaces. The group serves researchers and professionals in the scientific and academic communities in 130 countries and employs 3,800 people.

In the scientific market, the group continued to focus on expanding its content, applications and tools for research and development professionals. The group continued to leverage the success of the *Web of Science*, the subscription-based Internet destination site accessed by numerous researchers at academic, corporate and government institutions.

In 2001, the group focused on three primary growth areas in the healthcare market: drug information, clinical outcomes information and continuing medical education. The healthcare strategy was advanced through the creation of disease-based clinical information offerings, the enhancement of drug information content and the introduction of Internet and handheld platforms – all designed to support physician delivery of services at the point of care. In addition, the healthcare business expanded the depth and breadth of its continuing medical education offerings with the acquisition of Gardiner-Caldwell, the UK-based continuing medical education provider.

Financial Results

Overall

Revenues from ongoing businesses increased 7% in 2001 to $697 million, due to a combination of growth in core businesses and acquisitions. Electronic revenues represented 53% of sales.

Growth in revenues from the scientific sector was driven by the continued success of Derwent's gene sequence database (GENESEQ), the Derwent World Patent Index and the *Web of Science*. In the healthcare sector, revenues from the drug and clinical information databases of MICROMEDEX and the medical education businesses of Physicians World experienced double-digit growth. Revenues from the group's magazine businesses, however, were down from the prior year due to the negative effect of the slowing economy on magazine advertising.

EBITDA from ongoing businesses grew 7% to $176 million, and adjusted operating profit from ongoing businesses increased 8% to $151 million, both driven by growth in healthcare revenues and increased electronic sales of scientific and drug information products. Improvements in the results of core businesses and contributions from acquisitions were partially offset by the decline in healthcare magazine advertising revenue and investments in technology in the healthcare sector. EBITDA margin increased to 25.3% in 2001 from 25.1% in 2000.

Capital spending in 2001 was $26 million, down from $31 million in 2000. The 2001 expenditures reflected continued investment in the Healthcare group's development of a single eXtensible Markup Language content repository and new Internet/intranet delivery systems capabilities that will increase product development flexibility and accelerate product delivery.

Scientific

Revenues from ongoing businesses experienced strong growth in 2001, with growth largely attributable to patent subscription products and the *Web of Science* destination site. The group achieved double-digit growth in overall patent product revenues, led by subscription revenues of the Derwent World Patent Index and the Derwent GENESEQ database.

In 2001, the Institute for Scientific Information integrated its *Web of Science* product with its Current Contents Connect product to create an enhanced Internet/intranet destination site providing access to approximately 8,500 journals, scientific proceedings, patents and other scientific data. As of the end of 2001, more than 1.6 million links to full-text journal articles were in place.

Revenues from Derwent's genomic products have increased more than 100% over each of the past two years as coverage continues to expand. Over 700,000 additional genetic sequences were added to Derwent's GENESEQ in 2001, bringing the total number to 1.7 million.

Healthcare

Revenues from ongoing businesses experienced strong growth in 2001 as a result of continued increases in demand for the drug and clinical information databases at MICROMEDEX and the strong performance of continuing medical education products from Physicians World and American Health Consultants. Strong revenue growth in both of these product lines was partially offset by contraction in magazine advertising revenues.

Hospitals continued to enhance their technology infrastructure, enabling them to distribute information more widely within and across institutions. MICROMEDEX benefited from this trend by upgrading subscribers to Web versions of its products, introducing mobileMICROMEDEX, its handheld application, and adding clinical databases to its offerings. *Physicians' Desk Reference Monthly Prescribing Guide* was launched, providing concise and portable-prescribing resources to physicians in both print and downloadable handheld formats.

Market Factors and Trends

Major trends that have emerged in the scientific and healthcare markets over the past few years have intensified and continue to affect the behavior of customers:

- Consolidation continues among scientific and healthcare customers. As customers continue to build scale, they have also become more sophisticated and demanding users of information. Research-intensive organizations increasingly are seeking multidisciplinary data that can be fully integrated into their internal databases. In response, the Scientific group continued to enhance its Internet and intranet solutions by incorporating knowledge management tools that will enable it to integrate internal content. The Healthcare group has modified its focus to provide clinical decision support systems to the hospital market and broad-based communications solutions to the pharmaceutical industry.
- Increasing industry competition in all manufacturing sectors and the need to get more products to market faster are affecting all aspects of research and development information needs. In particular, the demand for market-specific content and tools has become more acute. In response to this demand, the group is organizing its projects around specific market sectors. For example, in response to the changing needs of the pharmaceutical industry, the group has expanded information solutions to provide unique value-added offerings in such areas as genomics and new molecular development.
- Shifts in pharmaceutical company promotional spending continue, with major increases anticipated over the next three years. Spending on advertising has shifted to a greater focus on continuing medical education for the healthcare professional. While overall promotional spending by the pharmaceutical industry is anticipated to grow in line with the historical rate, which approximates 8%, growth will be influenced by heavy spending on continuing medical education, which is projected to have double-digit growth. The acquisition of Gardiner-Caldwell at the end of 2001 will allow the group to provide continuing medical education on a global basis. Gardiner-Caldwell is highly complementary to the existing business of Physicians World, in terms of both customers and areas of therapeutic concentration.
- Since the Institute of Medicine reported on high levels of medical errors in diagnosis and treatment, technology-based tools to improve patient safety and provide information are in greater demand. In response, the Healthcare group is continuing to enhance both content and access to information for the healthcare provider at the point of care.

The Scientific & Healthcare group is well positioned to exploit growth opportunities and expand its leading market positions in drug information, global continuing medical education and information navigation solutions for the scientific and healthcare research communities.

LIQUIDITY AND CAPITAL RESOURCES

Financial Position

At December 31, 2001, total assets amounted to $18,402 million, a 17% increase from the December 31, 2000 balance of $15,699 million. The increase was primarily the result of increases to property and equipment, identifiable intangible assets, goodwill and other non-current assets. There were no assets related to discontinued operations at December 31, 2001 (December 31, 2000 – $188 million) as all remaining assets associated with Thomson Newspapers were sold in 2001.

Property and equipment increased by $173 million primarily due to acquisitions as well as continued investment in core businesses. This increase was partly offset by depreciation and disposals of businesses.

Identifiable intangible assets and goodwill increased by $262 million and $1,732 million, respectively, due to acquisitions, primarily the Harcourt acquisition. This increase was partly offset by amortization and disposals of businesses.

Other non-current assets increased by $436 million primarily due to the Company's investment in Bell Globemedia Inc.

Total assets of continuing operations as of December 31, 2001, by market group are as follows:

(millions of US dollars)		
Legal & Regulatory	7,266	40%
Learning	5,216	28%
Financial	3,165	17%
Scientific & Healthcare	930	5%
	16,577	90%
Corporate and other	1,825	10%
	18,402	100%

Corporate and other consists of Thomson Media assets of $335 million as well as corporate assets, which comprise cash, investments and overfunded pension assets.

Total debt (consisting of short-term indebtedness, the current portion of long-term debt and long-term debt) as at December 31, 2001 totaled $4,744 million, compared with total debt of $2,862 million at December 31, 2000. Including a total liability of $238 million (December 31, 2000 – $197 million) for the carrying amount of related currency swap instruments, total hedged debt at December 31, 2001 was $4,982 million, compared with $3,059 million at December 31, 2000. This increase primarily reflects higher net borrowings to fund the Harcourt acquisition.

Total net debt (total hedged debt less cash and cash equivalents) was $4,450 million at December 31, 2001, compared with $2,722 million as at December 31, 2000. Shareholders' equity at December 31, 2001 was $8,220 million, compared with $7,818 million at December 31, 2000. As at both dates, shareholders' equity included $442 million of preference share capital, redeemable only at the option of the Company. The ratio of net debt to shareholders' equity at December 31, 2001 was 0.54:1, compared with 0.35:1 at December 31, 2000. The ratio increased as a result of the aforementioned borrowing activity to fund the Harcourt acquisition.

Cash Flow

Thomson normally funds dividends, debt service costs, capital expenditures and other operating requirements with net cash provided by operating activities. Net cash provided by operating activities for 2001 was $1,623 million, compared to $1,116 million for 2000. The increase was attributable to the receipt of income tax refunds in 2001 and a higher level of EBITDA, partially offset by reduced cash provided by discontinued operations.

Net cash used in investing activities for 2001 was $3,015 million, compared to $1,400 million for 2000. The increase principally reflects a higher level of proceeds from the sale of publications and related assets of Thomson Newspapers in 2000, as well as higher capital expenditures during 2001.

Net cash provided by financing activities for 2001 was $1,591 million, compared to $294 million for 2000. The increase reflects higher borrowings primarily related to the Harcourt acquisition.

To fund repayments of existing indebtedness as well as general corporate purposes, the Company completed a number of financing transactions during the year ended December 31, 2001.

In January 2001, Thomson issued Cdn$250 million debentures due January 30, 2006, bearing an annual rate of interest of 6.20%. The debentures were swapped into $166 million at a fixed rate of 6.39%.

In February 2001, a subsidiary of the majority shareholder of the Company, The Woodbridge Company Limited (Woodbridge), purchased $250 million of preferred shares of a subsidiary of Thomson. The preferred shares paid annual cumulative dividends of 4.6%. In February 2002, the shares were exchanged for a separate preferred issuance in the same face amount. These new shares pay a fixed annual dividend of 4.5% and are redeemable at the option of either Woodbridge or the Company, beginning February 2006 and annually thereafter. At December 31, 2001, the preference shares are included within "Long-term debt" in the consolidated balance sheet as they were refinanced in February 2002 with new preference shares due in February 2006.

In April 2001, Thomson established a medium-term note program that permitted Thomson to issue, in one or more series, unsecured debt securities up to an aggregate principal amount of Cdn$1,250 million. The medium-term notes were fully issued during the period from April 2001 through July 2001 in the following tranches:

i) in April 2001, Cdn$400 million of medium-term notes maturing on June 1, 2011, bearing interest at a rate of 6.85% per year, which were swapped into $254 million at a fixed rate of 6.87%;

ii) in June 2001, Cdn$400 million of medium-term notes maturing on June 4, 2008, bearing interest at a rate of 6.90% per year, which were swapped into $260 million at a fixed rate of 6.78%; and

iii) in July 2001, Cdn$450 million of medium-term notes maturing on July 17, 2007, bearing interest at a rate of 6.55% per year, which were swapped into $296 million at a fixed rate of 6.37%.

In April 2001, Thomson issued $125 million of extendible floating rate debentures maturing on March 20, 2003 and bearing interest at LIBOR plus 0.45%. The maturity of the debentures may be extended at the option of the holders for additional one-year terms through March 20, 2005. Applicable rates of interest are LIBOR plus 0.55% if the term of the debentures is extended through March 21, 2004 and LIBOR plus 0.65% if the term is extended through March 20, 2005.

Under a shelf registration (shelf) filed with the securities regulators in Canada and the United States, Thomson may issue, in one or more series, unsecured debt securities up to an aggregate principal amount of Cdn$3,000 million, which may be issued in Canadian or US dollar denominated securities. In November 2001, Thomson issued $700 million of 6.20% notes due January 5, 2012 under the shelf. At December 31, 2001, approximately Cdn$1,900 million of debt securities were available for issuance under the shelf.

Additionally, Thomson increased its commercial paper program from Cdn$500 million to Cdn$1,000 million. As of December 31, 2001, Cdn$956 million of commercial paper was outstanding.

At December 31, 2001, undrawn lines of credit facilities amounted to $1,792 million. These included a bridge loan facility expiring in April 2002 and a revolving line of credit facility expiring in August 2004.

In January 2002, Thomson issued an additional $400 million of 5.75% notes due February 1, 2008 under the shelf. The net proceeds of $397 million were used principally to repay existing indebtedness and thereby created sufficient credit availability under existing bank facilities enabling the Company to cancel its $1,500 million bridge loan facility in January 2002.

As of December 31, 2001, capital commitments to investments and joint ventures totaled $50 million. Existing obligations under operating lease commitments amounted to $937 million. In the ordinary course of business, Thomson regularly guarantees certain obligations of its subsidiaries. Such guarantees generally provide that Thomson maintain a minimum amount of share capital and retained earnings and that its debt-to-equity ratio not exceed 2.0:1.

For 2002, internally generated cash flow as well as cash on hand and cash equivalents of $532 million at December 31, 2001 is expected to be sufficient to support the Company's operations. In addition to existing credit facilities, Thomson has ready access to global capital markets to provide any necessary financing to support its initiatives and strategies.

The net increase in cash and cash equivalents for 2001 amounted to $195 million. Cash and cash equivalents at December 31, 2001 and December 31, 2000 were $532 million and $337 million, respectively.

Market Risk

Thomson is exposed to various market risks, which include the potential loss arising from adverse changes in market rates as well as currency exchange and interest rates. Thomson utilizes hedging arrangements to reduce its currency and interest rate exposures. It does not enter into speculative positions through the use of derivatives or any other financial instruments.

At December 31, 2001, $4,838 million, or 97% of total hedged debt, was denominated in US dollars and, after taking into account interest rate swap agreements, 76% of total hedged debt carried fixed rates of interest. Based on floating rate debt of $1,202 million at December 31, 2001, a 1% change in interest rates would increase or decrease full-year interest expense by approximately $12 million.

Based on 2001 results, a one-cent change in either the US dollar/pound sterling average exchange rate or the US dollar/Canadian dollar average exchange rate would have a negligible impact on adjusted operating profit.

New Accounting Standards

In 2001, the Canadian Institute of Chartered Accountants (CICA) issued Handbook Section 3062, "Goodwill and Other Intangible Assets." Handbook Section 3062 requires that goodwill and intangible assets with indefinite lives no longer be amortized. Instead, those assets are subject to periodic impairment tests. Handbook Section 3062 is effective as follows:

i) For business combinations occurring before July 1, 2001, amortization will continue until December 31, 2001. After that date, carrying amounts of goodwill and identifiable intangible assets with indefinite useful lives will no longer be amortized; and

ii) For business combinations occurring on or after July 1, 2001, goodwill and identifiable intangible assets with indefinite useful lives will not be amortized.

In addition to the above, the CICA issued the following pronouncements in 2001:

- Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments." The new section is effective for fiscal periods beginning on or after January 1, 2002 and requires that if an entity does not use the fair value-based method to account for non-direct stock-based transactions with employees, the entity must disclose pro-forma net earnings and earnings per share as if the fair value-based method of accounting was used. Additionally, this standard provides specific rules for accounting for stock appreciation rights and stock-based payments to employees, as well as non-employees.
- Accounting Guideline AcG13, "Hedging Relationships." The guideline addresses the identification, designation, documentation and effectiveness of hedging relationships. It establishes conditions for applying hedge accounting. The guideline applies to hedging relationships in effect in fiscal years beginning on or after July 1, 2002.
- Amended Handbook Section 1650, "Foreign Currency Translation." The amended section eliminates the deferral and amortization of foreign currency gains and losses on foreign currency denominated long-term assets and liabilities.

Thomson has not completed its assessment of the impact of adopting Handbook Section 3062 and Accounting Guideline AcG13. The first goodwill impairment test related to the transition to Section 3062 must be completed by June 30, 2002. The Company has determined that the adoption of Handbook Sections 3870 and 1650 will have no material effect on the Company's financial position or results of operations.

This discussion and analysis includes forward-looking statements, which are based on certain assumptions and reflect the Company's current expectations. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that cause actual results or events to differ materially from current expectations are: general global economic conditions; general industry and market conditions and growth rates; uncertainty as to whether the Company's strategies and business plans will yield the expected benefits; the ability of the Company to effectively integrate significant acquisitions; increasing competition, including as a result of consolidation in certain industries; consolidation of customers, suppliers and service providers; availability and cost of capital; the ability to identify, develop and achieve commercial success for new products, services and technologies; the level of expenditures necessary to maintain the existing quality of products and services; changes in technology and laws and regulations that could negatively affect the proprietary nature of certain information utilized by the Company; the uncertainties of the Internet, including the Internet economy growing at a slower pace than is anticipated as well as changes in laws and regulations governing Internet commerce; the availability of, and ability to retain, key personnel; and changes in laws and regulations with respect to intellectual property rights and tax matters. Additional factors are discussed in the Company's materials filed with the securities regulatory authorities from time to time. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

THE THOMSON CORPORATION
MANAGEMENT REPORT

The management of The Thomson Corporation is responsible for the accompanying consolidated financial statements and other information included in the annual report. The financial statements have been prepared in conformity with Canadian generally accepted accounting principles using the best estimates and judgments of management, where appropriate. Information presented elsewhere in this annual report is consistent with that in the financial statements.

Management is also responsible for a system of internal control which is designed to provide reasonable assurance that assets are safeguarded, liabilities are recognized and that the accounting systems provide timely and accurate financial reports.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities in respect of financial reporting and internal control. The Audit Committee of the Board of Directors meets periodically with management and the Corporation's independent auditors to discuss auditing matters and financial reporting issues. In addition, the Audit Committee recommends to the Board of Directors the approval of the interim and annual consolidated financial statements and the annual appointment of the independent auditors.



Richard J. Harrington
President &
Chief Executive Officer



Robert D. Daleo
Executive Vice President &
Chief Financial Officer

February 27, 2002

THE THOMSON CORPORATION
AUDITOR'S REPORT

To the shareholders of The Thomson Corporation

We have audited the consolidated balance sheet of The Thomson Corporation (the Corporation) as at December 31, 2001 and 2000 and the consolidated statement of earnings and retained earnings and of cash flow for each of the years in the two year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.



PricewaterhouseCoopers LLP
Chartered Accountants, Toronto, Canada

February 27, 2002

THE THOMSON CORPORATION

CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS

(millions of US dollars, except per common share amounts)	*Year ended December 31* 2001	2000
Revenues	7,237	6,514
Cost of sales, selling, marketing, general and administrative expenses	(5,451)	(4,980)
Earnings before interest, tax, depreciation, amortization, restructuring charges and Year 2000 costs	1,786	1,534
Depreciation *(note 6)*	(476)	(416)
Operating profit before amortization, restructuring charges and Year 2000 costs	1,310	1,118
Amortization *(notes 7 and 8)*	(444)	(327)
Restructuring charges *(note 16)*	(30)	(37)
Year 2000 costs *(note 23)*	–	(4)
Operating profit after amortization, restructuring charges and Year 2000 costs	836	750
Net gains on disposals of businesses and investments	302	38
Net interest expense and other financing costs *(note 2)*	(236)	(204)
Income taxes *(note 3)*	(168)	15
Equity in losses of associates, net of tax *(note 11)*	(50)	–
Earnings before dividends declared on preference shares	684	599
Dividends declared on preference shares *(note 12)*	(27)	(28)
Earnings from continuing operations	657	571
Earnings from discontinued operations *(note 22)*	92	652
Earnings attributable to common shares	749	1,223
Retained earnings at beginning of year	5,943	5,225
Effect of adoption of accounting standard *(note 14)*	–	(78)
Dividends declared on common shares *(note 13)*	(439)	(427)
Retained earnings at end of year	6,253	5,943
Basic and diluted earnings per common share *(note 4)*:		
From continuing operations	$ 1.05	$ 0.92
From discontinued operations	$ 0.14	$ 1.04
Basic and diluted earnings per common share	$ 1.19	$ 1.96

See notes to consolidated financial statements.

THE THOMSON CORPORATION
CONSOLIDATED BALANCE SHEET

(millions of US dollars)	*December 31* 2001	2000
Assets		
Cash and cash equivalents	532	337
Accounts receivable, net of allowance for doubtful accounts of $381 (2000 – $285)	1,662	1,522
Inventories *(note 5)*	256	232
Prepaid expenses and other current assets	313	384
Current assets of discontinued operations *(note 22)*	–	53
Current assets	2,763	2,528
Property and equipment *(note 6)*	1,552	1,379
Identifiable intangible assets *(note 7)*	4,921	4,659
Goodwill *(note 8)*	7,903	6,171
Other non-current assets	1,263	827
Non-current assets of discontinued operations *(note 22)*	–	135
Total assets	18,402	15,699
Liabilities and shareholders' equity		
Liabilities		
Short-term indebtedness	620	312
Accounts payable and accruals	1,855	1,626
Deferred revenue	882	772
Current portion of long-term debt *(note 11)*	473	229
Current liabilities of discontinued operations *(note 22)*	–	26
Current liabilities	3,830	2,965
Long-term debt *(note 11)*	3,651	2,321
Other non-current liabilities	1,262	1,264
Deferred income taxes *(note 3)*	1,439	1,284
Non-current liabilities of discontinued operations *(note 22)*	–	47
Total liabilities	10,182	7,881
Shareholders' equity		
Share capital *(notes 12 and 13)*	2,198	2,035
Cumulative translation adjustment *(note 18)*	(231)	(160)
Retained earnings	6,253	5,943
Total shareholders' equity	8,220	7,818
Total liabilities and shareholders' equity	18,402	15,699

See notes to consolidated financial statements.

Approved by the Board



Kenneth R. Thomson
Director



Richard J. Harrington
Director

THE THOMSON CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOW

(millions of US dollars)	*Year ended December 31* 2001	2000
Cash provided by (used in):		
Operating activities		
Earnings from continuing operations	657	571
Add back (deduct) items not involving cash:		
Amortization of development costs and capitalized software *(notes 9 and 10)*	104	112
Depreciation *(note 6)*	476	416
Amortization *(notes 7 and 8)*	444	327
Net gains on disposals of businesses and investments	(302)	(38)
Deferred income taxes *(note 3)*	75	(71)
Equity in losses of associates, net of tax *(note 11)*	50	–
Other, net	34	9
Changes in working capital and other items *(note 20)*	78	(331)
Cash provided by operating activities – discontinued operations *(note 22)*	7	121
Net cash provided by operating activities	1,623	1,116
Investing activities		
Acquisitions of businesses and investments, less cash therein of $45 million (2000 – $64 million) *(note 17)*	(2,419)	(2,824)
Proceeds from disposals of businesses and investments *(note 17)*	209	387
Additions to property and equipment, less proceeds from disposals of $16 million (2000 – $17 million)	(684)	(585)
Other investing activities, net	(359)	(226)
Proceeds from disposals of newspaper businesses, net of tax *(note 22)*	239	1,868
Cash used in investing activities – discontinued operations *(note 22)*	(1)	(20)
Net cash used in investing activities	(3,015)	(1,400)
Financing activities		
Proceeds from debt	2,054	200
Repayments of debt	(281)	(425)
Net borrowings under short-term loan facilities	116	790
Dividends paid on common shares *(note 13)*	(279)	(271)
Other financing activities, net	(19)	–
Net cash provided by financing activities	1,591	294
	199	10
Translation adjustments	(4)	(2)
Increase in cash and cash equivalents	195	8
Cash and cash equivalents at beginning of year	337	329
Cash and cash equivalents at end of year	532	337

Supplemental cash flow information is provided in notes 2, 17 and 20.
See notes to consolidated financial statements.

THE THOMSON CORPORATION
SEGMENTED INFORMATION

Thomson is a global provider of integrated information solutions for business and professional customers. Thomson operates in four reportable market segments mainly in the United States, the United Kingdom and Canada (note 24).

Business Segments – 2001

(millions of US dollars)	*Legal & Regulatory*	*Learning*	*Financial*	*Scientific & Healthcare*	*Corporate and other*[1]	*Eliminations*	*Total*
Revenues	2,827	1,852	1,641	707	242	(32)	7,237
Earnings before interest, tax, depreciation, amortization, restructuring charges and Year 2000 costs	855	402	405	176	(52)	–	1,786
Depreciation	(146)	(142)	(155)	(25)	(8)	–	(476)
Operating profit before amortization, restructuring charges and Year 2000 costs	709	260	250	151	(60)	–	1,310
Additions to capital assets[2]	592	2,368	353	76	21	–	3,410
Total assets	7,266	5,216	3,165	930	1,825	–	18,402

Business Segments – 2000

(millions of US dollars)	*Legal & Regulatory*	*Learning*	*Financial*	*Scientific & Healthcare*	*Corporate and other*[1]	*Eliminations*	*Total*
Revenues	2,620	1,405	1,503	743	272	(29)	6,514
Earnings before interest, tax, depreciation, amortization, restructuring charges and Year 2000 costs	774	345	335	178	(98)	–	1,534
Depreciation	(128)	(126)	(125)	(29)	(8)	–	(416)
Operating profit before amortization, restructuring charges and Year 2000 costs	646	219	210	149	(106)	–	1,118
Additions to capital assets[2]	887	1,235	1,724	83	18	–	3,947
Assets – continuing operations	7,065	3,000	3,176	945	1,325	–	15,511
– discontinued operations	–	–	–	–	188	–	188
Total assets	7,065	3,000	3,176	945	1,513	–	15,699

1 Corporate and other includes the results of Thomson Media, a non-reportable segment, as well as corporate costs, minority interests and costs associated with the Company's stock appreciation rights. Thomson Media's results include revenues of $242 million (2000 – $272 million), earnings before interest, tax, depreciation, amortization, restructuring charges and Year 2000 costs of $12 million (2000 – $43 million) and operating profit before amortization, restructuring charges and Year 2000 costs of $4 million (2000 – $35 million). In addition to Thomson Media assets of $335 million (2000 – $408 million), Corporate and other assets include cash, investments and overfunded pension assets.

2 Capital assets include property and equipment, identifiable intangible assets and goodwill.

See notes to consolidated financial statements.

THE THOMSON CORPORATION
SEGMENTED INFORMATION
(by country of origin)

Geographic Segments – 2001

(millions of US dollars)	*United States*	*United Kingdom*	*Canada*	*Other countries*	*Eliminations*	*Total*
Revenues	5,943	600	153	632	(91)	7,237
Earnings before interest, tax, depreciation, amortization, restructuring charges and Year 2000 costs	1,570	120	21	75	–	1,786
Depreciation	(409)	(34)	(7)	(26)	–	(476)
Operating profit before amortization, restructuring charges and Year 2000 costs	1,161	86	14	49	–	1,310
Capital assets[1]	12,315	1,014	139	908	–	14,376
Total assets	15,217	1,324	587	1,274	–	18,402

Geographic Segments – 2000

(millions of US dollars)	*United States*	*United Kingdom*	*Canada*	*Other countries*	*Eliminations*	*Total*
Revenues	5,318	497	326	414	(41)	6,514
Earnings before interest, tax, depreciation, amortization, restructuring charges and Year 2000 costs	1,369	84	4	77	–	1,534
Depreciation	(355)	(26)	(15)	(20)	–	(416)
Operating profit before amortization, restructuring charges and Year 2000 costs	1,014	58	(11)	57	–	1,118
Capital assets[1]	10,091	1,004	155	959	–	12,209
Assets – continuing operations	12,587	1,282	233	1,409	–	15,511
– discontinued operations	110	–	78	–	–	188
Total assets	12,697	1,282	311	1,409	–	15,699

1 Capital assets include property and equipment, identifiable intangible assets and goodwill.

See notes to consolidated financial statements.

Note 1: Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements of The Thomson Corporation ("Thomson" or the "Company") include all controlled companies and its proportionate share in joint venture interests, and are prepared in accordance with accounting principles generally accepted in Canada. All intercompany transactions and balances are eliminated on consolidation.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Foreign Currency

Assets and liabilities of self-sustaining subsidiaries denominated in currencies other than US dollars are translated at the period end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are accumulated in a separate component of shareholders' equity. Other currency gains or losses are included in earnings.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and investments with an original maturity at the date of purchase of three months or less.

Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined using either the average cost or first-in, first-out method.

Development Costs

Development costs which meet certain criteria specified in generally accepted accounting principles, including reasonable assurance regarding future benefits, are capitalized and amortized over the anticipated period of benefit, not to exceed three years. The capitalized amounts, net of accumulated amortization, are included in "Other non-current assets" in the consolidated balance sheet.

Capitalized Software

Certain costs incurred in connection with the development of software to be used internally are capitalized once certain criteria specified in generally accepted accounting principles are met. The capitalized amounts, net of accumulated amortization, are included in "Property and equipment" in the consolidated balance sheet.

In connection with the development of software that is intended to be marketed to customers, certain costs are capitalized once technological feasibility of the product is established and a market for the product has been identified. The capitalized amounts, net of accumulated amortization, are included in "Other non-current assets" in the consolidated balance sheet. The capitalized amounts are amortized over the expected period of benefit, not to exceed three years, and such amortization expense is included within "Cost of sales, selling, marketing, general and administrative expenses" in the consolidated statement of earnings and retained earnings.

Investments

The equity method of accounting is used to account for investments in businesses over which Thomson has the ability to exercise significant influence. Under the equity method, investments are initially recorded at cost and the carrying amounts are adjusted to reflect the Company's share of net earnings or losses of the investee companies, and are reduced by dividends received.

The cost method of accounting is used to account for investments in businesses over which Thomson does not have the ability to exercise significant influence.

Declines in market values of investments are expensed when such declines are considered to be other than temporary.

Property and Equipment

Property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives as follows:

Buildings and building improvements	5–40 years
Furniture, fixtures and equipment	3–10 years
Computer hardware	3–5 years
Internal-use computer software	3–10 years

Identifiable Intangible Assets and Goodwill

Upon acquisition, identifiable intangible assets are recorded at fair value and are subsequently amortized over their estimated economic lives. Goodwill represents the excess of the cost of the acquired businesses over values attributed to underlying net tangible assets and identifiable intangible assets. Goodwill resulting from business combinations consummated on or before June 30, 2001 is amortized over periods not exceeding 40 years. In accordance with Canadian Institute of Chartered Accountants (CICA) Handbook Section 3062, "Goodwill and Other Intangible Assets," for business combinations consummated after June 30, 2001, identifiable intangible assets with indefinite lives and goodwill resulting from such business combinations are not amortized.

The carrying values of identifiable intangible assets and goodwill are reviewed, if certain conditions arise, to determine if any impairment has occurred. Impairment is determined by comparing the undiscounted amount of expected future operating cash flows with the carrying amounts of such assets. Any impairment in the amount of identifiable intangible assets and goodwill is expensed.

In accordance with other provisions of CICA Handbook Section 3062, which became effective as of January 1, 2002, identifiable intangible assets with indefinite lives and goodwill resulting from business combinations that are consummated on or before June 30, 2001 will no longer be amortized. Such assets, however, will be subject to tests for impairment at least annually, with such tests based upon comparisons of carrying amounts to applicable fair values. Any impairment in the carrying amount of identifiable intangible assets with indefinite lives and goodwill will be expensed.

Derivative Financial Instruments

Thomson utilizes hedging arrangements to reduce its currency risk and interest rate risk exposures. While the hedging instruments are subject to the risk of loss from changes in exchange and interest rates, these losses are offset by gains on the exposures being hedged.

Gains and losses on derivative contracts designated as hedges of existing assets and liabilities are accrued as exchange rates change, thereby offsetting gains and losses from the underlying assets and liabilities. Gains and losses on foreign exchange contracts designated as hedges for firm commitments or anticipated transactions are recorded in consolidated earnings when the related transaction is realized.

The differential paid or received on interest rate swap agreements is recognized as part of net interest expense.

Revenue Recognition

Discrete Products

Revenues from sales of discrete products (defined as products that are separate and distinct from any other product and carry no further substantive performance obligations on the part of the Company after shipment) are recognized when delivery has occurred and significant risks and rewards of ownership have transferred to the customer, provided that the price is fixed or determinable and ultimate collection is reasonably assured. Revenues from sales of these products are recognized net of estimated returns.

Subscription-based Products (excluding software)

Revenues from sales of subscription-based products are primarily recognized ratably over the term of the subscription. Where applicable, usage fees above a base period fee are recognized as earned. Subscription revenue received or receivable in advance of the delivery of services or publications is included in deferred revenue. Incremental costs that are directly related to the subscription revenue are deferred and amortized over the subscription period.

Software-related Products and Services

Revenues from software-related products are recognized when the following four criteria are met:

- Persuasive evidence of an arrangement exists;
- Installation (where required) and delivery have occurred;
- The fee is fixed or determinable; and
- Collectibility is probable.

If the above criteria are met, the license fee generally is recognized ratably on a straight-line basis over the license period. Alternatively, if there is no associated licensing period, nor future obligations, revenues are recognized in accordance with the recognition policies described under Discrete Products above.

Certain contracts specify separate fees for software and ongoing fees for maintenance and other support. If sufficient vendor specific objective evidence of the fair value of each element of the arrangement exists, the elements of the contract are unbundled and the revenue for each element is recognized as appropriate.

Other Service Contracts

For a majority of service or consulting arrangements, revenues are recognized using either the percentage-of-completion method of accounting or the straight-line method. Under the percentage-of-completion method, revenues are recognized based on a comparison of employee time and other costs incurred to perform the related services to the total estimated time and costs to be incurred for the project. Under certain contracts, contractual milestones are also considered.

Stock-based Compensation Plans

Thomson has both a Stock Appreciation Rights (SAR) plan and a stock incentive plan, which are described in note 19.

Under the SAR plan, compensation expense is recognized as SARs change in value based on the fair market value of the Company's common stock at the end of each reporting period.

Under the stock incentive plan, Thomson can grant stock options and other equity-based awards to certain employees and members of the Thomson Board of Directors for up to 20,000,000 shares of common stock. The options vest over a period of four to five years. The maximum term of an option is 10 years from the date of grant. Options under the plan are granted at the closing price of the Company's common stock on the day prior to the date of grant. No compensation expense is recognized with respect to stock options.

Deferred Income Taxes

Deferred income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities using the enacted or substantially enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. Deferred income tax assets are recorded if management determines that it is more likely than not that such deferred income tax assets will be realized within the foreseeable future. The income tax provision for the period is the tax payable for the period and the change during the period in deferred income tax assets and liabilities.

Recently Issued Accounting Standards

Effective January 1, 2001, the Company adopted the revised CICA Handbook Section 3500, "Earnings per Share." As a result of adopting this Section, the Company now uses the treasury stock method to calculate diluted earnings per common share. Diluted earnings per common share are computed similar to basic earnings per common share except that the weighted average number of shares outstanding is increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that stock options are exercised, and that the Company will use any proceeds to purchase its common shares at their average market price during the period. The weighted average shares are increased by the difference between the number of assumed options exercised and the number of shares purchased by the Company, as well as any other dilutive securities. Prior year earnings per common share amounts have been restated to reflect the adoption of this standard.

In November 2000, the Emerging Issues Committee (EIC) of the CICA issued EIC-114, "Liability Recognition for Costs Incurred on Purchase Business Combinations." The consensus reached in EIC-114 must be applied to all business combinations consummated after December 31, 2000. Under that consensus, costs related to the acquiring company and certain restructuring and integration costs may no longer be considered part of the purchase price allocation.

In 2001, the CICA issued Handbook Section 1581, "Business Combinations," and Handbook Section 3062, "Goodwill and Other Intangible Assets." Handbook Section 1581, which Thomson applied to all business combinations occurring on or after July 1, 2001, institutes new requirements related to the recognition of certain identifiable intangible assets separate from goodwill.

Handbook Section 3062 requires that goodwill and identifiable intangible assets with indefinite lives no longer be amortized. Instead, those assets are subject to periodic impairment tests. Handbook Section 3062 is effective as follows:

i) For business combinations occurring before July 1, 2001, amortization will continue until December 31, 2001. After that date, carrying amounts of goodwill and identifiable intangible assets with indefinite useful lives will no longer be amortized.

ii) For business combinations occurring on or after July 1, 2001, goodwill and identifiable intangible assets with indefinite useful lives are not amortized.

In addition to the above, the CICA issued the following additional pronouncements in 2001:

- Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments." The new Section is effective for fiscal periods beginning on or after January 1, 2002 and requires that if an entity does not use the fair value-based method to account for non-direct stock-based transactions with employees, the entity must disclose pro-forma net earnings and earnings per share as if the fair value-based method of accounting applied. Additionally, this standard provides specific rules for accounting for stock appreciation rights and stock-based payments to employees, as well as non-employees.
- Accounting Guideline AcG13, "Hedging Relationships." The Guideline addresses the identification, designation, documentation and effectiveness of hedging relationships. It establishes conditions for applying hedge accounting. The Guideline applies to hedging relationships in effect in fiscal years beginning on or after July 1, 2002.
- Amended Handbook Section 1650, "Foreign Currency Translation." The amended section, which becomes effective for fiscal periods beginning on or after January 1, 2002, eliminates the deferral and amortization of unrealized translation gains and losses on long-term monetary items.

Thomson has not completed its assessment of the impact of adopting Handbook Section 3062 or Accounting Guideline AcG13. The first goodwill impairment test related to the transition to Handbook Section 3062 must be completed by June 30, 2002. The Company has determined that the adoption of Handbook Sections 3870 and 1650 will have no material effect on the Company's financial position or results of operations.

Comparative Amounts

Where necessary, certain amounts for 2000 have been reclassified to conform to the current year's presentation. Reportable segments for all periods have been reclassified to exclude the operations and other balances of a newly formed operating segment, Thomson Media, which were previously included in the Financial group. Thomson Media does not qualify as a reportable segment under the quantitative thresholds of CICA Handbook Section 1701, "Segment Disclosures." Additionally, certain investments, as well as goodwill recognized in connection with the provisions of CICA Handbook Section 3465, "Income Taxes," which were previously recorded within the Corporate and other business segment, have been reallocated to the respective market groups and geographic segments.

Note 2: Net Interest Expense and Other Financing Costs

	2001	2000
Interest income	20	17
Interest on short-term indebtedness	(25)	(21)
Interest on long-term debt	(231)	(200)
	(236)	(204)

Interest paid on short-term indebtedness and long-term debt during 2001 was $217 million (2000 – $205 million) and interest received during 2001 was $20 million (2000 – $16 million).

Note 3: Income Taxes

Components of the provision for income taxes are as follows:

	2001	2000
Current income tax provision from continuing operations	(93)	(56)
Deferred income tax (provision) benefit from continuing operations	(75)	71
Income tax (provision) benefit	(168)	15

The tax effects of the significant components of temporary differences giving rise to the Company's deferred income tax assets and liabilities at December 31 are as follows:

	2001	2000
Liabilities for differences between book and tax bases of assets	1,504	1,440
Total other assets, net of other liabilities	(65)	(156)
Net deferred income tax liability	1,439	1,284

The Canadian corporate tax rate is approximately 40% (2000 – 44%). The following is a reconciliation of income taxes calculated at the Canadian corporate tax rate to the income tax (provision) benefit:

	2001	2000
Earnings before taxes*	902	584
Income taxes at the Canadian corporate tax rate	(363)	(259)
Differences attributable to:		
Non-deductible goodwill amortization	(43)	(69)
Effect of income recorded at rates lower than the Canadian tax rate	212	222
Recording of net operating losses not previously recorded	8	124
Other, net	18	(3)
Income tax (provision) benefit on continuing operations	(168)	15

** Represents earnings from continuing operations before dividends declared on preference shares, equity in losses of associates and income taxes.*

Thomson and its subsidiaries have certain tax loss carryforwards, the benefit of which has not been recorded in the financial statements. Such tax loss carryforwards approximate $580 million, the majority of which expire between 2003 and 2008, with the remainder having an indefinite life. The ability to realize these benefits is dependent upon a number of factors, including the future profitability of operations in the jurisdictions in which the tax losses arose.

Note 4: Earnings per Common Share

Basic earnings per common share are calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per common share are calculated using the weighted average number of common shares outstanding adjusted to include the potentially dilutive effect of outstanding stock options and other securities. The weighted average number of common shares outstanding for the year ended December 31, 2001 was 627,747,972 (2000 – 623,242,191). A reconciliation of the weighted average number of common shares outstanding used in the basic earnings per common share and the diluted earnings per common share computations is presented below.

	2001	2000
Basic	627,747,972	623,242,191
Effect of stock incentive plans	491,494	534,114
Diluted	628,239,466	623,776,305

Note 5: Inventories

Inventories consist of the following:

	2001	2000
Raw materials	45	37
Work in process	32	40
Finished goods	179	155
	256	232

Note 6: Property and Equipment

	2001	2000
Land, buildings and building improvements	470	407
Furniture, fixtures and equipment	786	734
Computer hardware	1,109	1,044
Internal-use computer software	1,019	823
	3,384	3,008
Accumulated depreciation	(1,832)	(1,629)
	1,552	1,379

Fully depreciated assets are retained in asset and accumulated depreciation accounts until such assets are removed from service. In the case of disposals, assets and related accumulated depreciation amounts are removed from the accounts, and the net amounts, less proceeds from disposals, are included in income. The depreciation charge in 2001 was $476 million (2000 – $416 million), of which $148 million (2000 – $120 million) represented amortization of capitalized internal-use computer software.

Note 7: Identifiable Intangible Assets

	2001	2000
Identifiable intangible assets	6,081	5,597
Accumulated amortization	(1,160)	(938)
	4,921	4,659

The amortization charge in 2001 was $257 million (2000 – $167 million).

Note 8: Goodwill

	2001	2000
Goodwill	8,679	6,777
Accumulated amortization	(776)	(606)
	7,903	6,171

The amortization charge in 2001 was $187 million (2000 – $160 million).

Note 9: Development Costs

Information relating to development costs associated with internal ventures is as follows:

	2001	2000
Expenditures	(47)	(108)
Development costs capitalized	24	70
Amortization of amounts previously capitalized	(79)	(99)
Net expense	(102)	(137)

Other non-current assets include $36 million (2000 – $110 million) of unamortized deferred development costs.

Note 10: Capitalized Software Intended to be Marketed

	2001	2000
Capitalized software	115	89
Accumulated amortization	(55)	(47)
	60	42

The amortization charge in 2001 was $25 million (2000 – $13 million).

Note 11: Financial Instruments

Carrying Amounts

Amounts recorded in the consolidated balance sheet are referred to as "carrying amounts" and are based on period-end exchange rates, as applicable.

For non-US dollar denominated debt which is hedged into US dollars by derivative contracts, the primary debt carrying amounts are reflected in "Long-term debt" in the consolidated balance sheet. The related receivables or payables arising from the translation gains and losses on the derivative contracts, which effectively offset the losses and gains on translation of the primary debt, are included within "Other non-current liabilities" and "Accounts payable and accruals" in the consolidated balance sheet, as appropriate.

Fair Values

The fair values of cash and cash equivalents, accounts receivable, short-term indebtedness and accounts payable approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long-term debt, including the current portion, is estimated based on either quoted market prices for similar issues or current rates offered to Thomson for debt of the same maturity. The fair values of interest rate swaps and related forward contracts are estimated based upon discounted cash flows using applicable current market rates. The fair values of the foreign exchange contracts reflect the estimated amounts at which the Company would have to settle all outstanding contracts on December 31. The fair values of publicly traded long-term investments are based on quoted market prices. The fair values of privately held long-term investments are estimated by management. The fair values represent point-in-time estimates that may not be relevant in predicting the Company's future earnings or cash flows.

Credit Risk

Thomson attempts to minimize its credit exposure on derivative contracts by entering into transactions only with counterparties that are major investment-grade international financial institutions.

The Company places its cash investments with high-quality financial institutions and limits the amount of exposure to any one institution. At December 31, 2001, a significant portion of the Company's cash was on deposit with five such institutions.

Short-term Indebtedness

Short-term indebtedness is principally comprised of $600 million (2000 – $297 million) of commercial paper. The average interest rate on this debt was 2.3% (2000 – 5.9%).

Long-term Debt

The following is a summary of long-term debt:

As at December 31, 2001	*Carrying amount*			*Fair value*		
	Primary debt instruments	*Currency swap instruments*	*Hedged debt*	*Primary debt instruments*	*Currency swap instruments*	*Hedged debt*
Bank and other	590	2	592	590	10	600
7.90% Debentures, due 2002	157	53	210	163	45	208
7.70% Debentures, due 2003	157	39	196	168	26	194
9.15% Debentures, due 2004	157	25	182	175	2	177
7.95% Debentures, due 2005	157	29	186	172	10	182
6.20% Debentures, due 2006	157	9	166	163	10	173
7.15% Debentures, due 2006	157	28	185	167	12	179
6.50% Debentures, due 2007	157	23	180	161	12	173
6.55% Medium-term notes, due 2007	283	13	296	291	12	303
6.90% Medium-term notes, due 2008	251	9	260	260	6	266
6.85% Medium-term notes, due 2011	251	3	254	252	7	259
6.20% Notes, due 2012	700	–	700	674	–	674
Floating rate notes	125	–	125	125	–	125
Private placements, due 2002–2010	575	–	575	612	–	612
Redeemable preference shares *(note 21)*	250	–	250	250	–	250
	4,124	233	4,357	4,223	152	4,375
Current portion	(473)	(56)	(529)			
	3,651	177	3,828			

As at December 31, 2000	*Carrying amount*			*Fair value*		
	Primary debt instruments	*Currency swap instruments*	*Hedged debt*	*Primary debt instruments*	*Currency swap instruments*	*Hedged debt*
Bank and other	756	11	767	756	11	767
10.55% Debentures, due 2001	167	49	216	169	47	216
7.90% Debentures, due 2002	167	43	210	172	37	209
7.70% Debentures, due 2003	167	29	196	175	20	195
9.15% Debentures, due 2004	167	15	182	183	(3)	180
7.95% Debentures, due 2005	167	19	186	179	5	184
7.15% Debentures, due 2006	167	18	185	175	8	183
6.50% Debentures, due 2007	167	13	180	168	9	177
Private placements, due 2001–2010	625	–	625	645	–	645
	2,550	197	2,747	2,622	134	2,756
Current portion	(229)	(49)	(278)			
	2,321	148	2,469			

The floating rate notes will mature on March 20, 2003 and are subject to extension by the holders for additional one-year periods from March 20, 2003 to March 22, 2004 and from March 22, 2004 to March 21, 2005. Interest, which is payable quarterly, is equal to US$ LIBOR plus (i) 0.45% for the period from issuance through March 19, 2003, (ii) 0.55% for the period from March 20, 2003 through March 21, 2004, and (iii) 0.65% for the period from March 22, 2004 through March 20, 2005.

Bank and other debt at December 31, 2001 and 2000 is primarily US dollar denominated. The debentures and medium-term notes are Canadian dollar denominated and are fully hedged into US dollars. The 6.20% Notes, floating rate notes, private placements and redeemable preference shares are US dollar denominated. After taking account of hedging arrangements, the carrying amount of long-term debt, all of which is unsecured, is denominated in the following currencies:

	2001	2000
US dollar	4,231	2,664
Other currencies	126	83
	4,357	2,747

Maturities of long-term debt after accounting for hedges in each of the next five years and thereafter are: $529 million in 2002, $323 million in 2003, $704 million in 2004, $311 million in 2005, $651 million in 2006 and $1,839 million thereafter.

At December 31, 2001, undrawn bank facilities, which include a bridge loan facility expiring April 2002 and a revolving credit facility expiring August 2004, amounted to $1,792 million.

In January 2002, Thomson issued $400 million US dollar denominated principal amount unsecured notes due February 1, 2008 bearing an annual rate of interest of 5.75%, payable semi-annually. The net proceeds of $397 million were principally used to repay existing indebtedness, which created sufficient credit availability under existing bank facilities for the Company to cancel its $1,500 million bridge loan facility in January 2002.

Interest Rate Risk Exposures

Thomson enters into interest rate swap agreements to reduce the impact of changes in interest rates. Upon issuance, the Company converts certain fixed rate non-US dollar denominated debt to US dollar floating rate debt via the use of currency swap instruments. The use of interest rate swaps converts the debt back to fixed rates. The notional amount of interest rate swap agreements is used to measure interest to be paid or received and does not represent the amount of exposure to credit loss. The fair value of interest rate swap agreements as at December 31, 2001 was $75 million in favor of the counterparties (2000 – $21 million in favor of the counterparties). The Company's notional amounts of interest rate swaps related to long-term debt as at December 31, 2001 are summarized as follows:

	Maturing in:		
	Less than 1 year	*1 to 5 years*	*Total*
Notional amounts of interest rate swaps	159	1,093	1,252

After taking account of hedging arrangements, the fixed and floating mix of long-term debt is as follows:

	2001	*Average interest rate*	*% Share*	2000	*Average interest rate*	*% Share*
Total fixed	3,760	6.6%	86%	2,103	6.9%	77%
Total floating	597	3.7%	14%	644	6.5%	23%
	4,357	6.2%	100%	2,747	6.8%	100%

Including the effect of short-term indebtedness, the proportion of fixed to floating rate debt is 76% to 24%, respectively. Floating interest rate long-term debt is LIBOR-based and, consequently, interest rates are reset periodically.

Hedges of Net Investments in Foreign Affiliates

At December 31, 2000, Thomson had in place a forward exchange contract to hedge investments in Japanese Yen denominated net assets. The contracted US dollar equivalent of commitments to sell Japanese Yen was $29 million at December 31, 2000. The carrying amount and fair value of this contract at December 31, 2000 were $12 million and $8 million, respectively. During 2001 this contract was closed out, with the difference between carrying value and fair market value of $4 million increasing the cumulative translation adjustment account.

Foreign Exchange Contracts

Thomson uses foreign exchange contracts to manage foreign exchange risk. Generally, foreign exchange contracts are designated for existing assets and liabilities, firm commitments or anticipated transactions that are expected to occur in less than one year.

At December 31, 2001, the fair value of foreign exchange contracts was approximately $1 million in favor of Thomson, which consisted of foreign exchange contracts with gains of $2 million and losses of $1 million.

Investments

At December 31, 2001, investments accounted for using the equity method had a carrying amount of $501 million (2000 – $65 million), of which $380 million represents the Company's investment in Bell Globemedia Inc. (see note 21). Those investments did not have market quotations. Losses from equity-method investments were $50 million in 2001.

Investments accounted for using the cost method totaled $126 million (2000 – $134 million). As at December 31, 2001, the estimated fair market value of these investments was $126 million (2000 – $112 million), of which $2 million were publicly traded securities (2000 – $6 million).

The investments accounted for under both the equity and cost methods are included in "Other non-current assets" in the consolidated balance sheet.

During 2001, Thomson determined that certain of its investments had experienced losses in value that were other than temporary. A reduction in the carrying values of those investments of $100 million for the year ending December 31, 2001 is included in "Net gains on disposals of businesses and investments" in the consolidated statement of earnings and retained earnings. No such losses were incurred during the year ended December 31, 2000.

Note 12: Preference Share Capital

	2001		2000	
	Number of shares	Stated capital	Number of shares	Stated capital
Series II	6,000,000	110	6,000,000	110
Series V	18,000,000	332	18,000,000	332
		442		442

The authorized preference share capital of Thomson is an unlimited number of preference shares without par value. The directors are authorized to issue preference shares without par value in one or more series, and to determine the number of shares in, and terms attaching to, each such series.

Series II, Cumulative Redeemable Preference Shares

The Series II preference shares are non-voting and are redeemable at the option of Thomson for Cdn$25.00 per share, together with accrued dividends. Dividends are payable quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of such shares. The total number of authorized Series II preference shares is 6,000,000.

Series V, Cumulative Redeemable Preference Shares

The Series V preference shares are non-voting and were redeemable at the option of Thomson on January 2, 2002 for Cdn$25.00 per share and are redeemable thereafter for Cdn$25.50, together with accrued dividends. Through January 1, 2002, dividends were payable quarterly at Cdn$1.25 per share per annum. Beginning January 1, 2002, dividends will be payable monthly at a rate which floats in relation to changes in both the Canadian bank prime rate and the calculated trading price of the Series V preference shares. In no event, however, will the annual floating dividend rate applicable for a month be less than 50% of prime or greater than prime. The total number of authorized Series V preference shares is 18,000,000.

The Series II and Series V Cumulative Redeemable Preference Shares rank between themselves equally and ratably without preference or priority with respect to the payment of dividends or the return of capital on the liquidation, dissolution or winding-up of the Company.

Note 13: Common Share Capital and Dividends

Thomson Common Shares

	2001		2000	
	Number of shares	Stated capital	Number of shares	Stated capital
Balance at beginning of year	625,764,085	1,593	621,393,384	1,439
Issued	4,976,564	163	4,370,701	156
Redemption of related Thomson PLC shares	–	–	–	(3)
Issuance of Thomson PLC "A" ordinary shares	–	–	–	1
Balance at end of year	630,740,649	1,756	625,764,085	1,593

The common shares, which have no par value, are voting shares. The authorized common share capital of Thomson is an unlimited number of shares.

Holders of the common shares may participate in the Dividend Reinvestment Plan (DRIP) under which cash dividends are automatically reinvested in new common shares having a value equal to the cash dividend. Such shares are valued at the weighted average price at which the common shares traded on The Toronto Stock Exchange during the five trading days immediately preceding the record date for such dividend. Share issuances made in 2001 consisted of DRIP of $160 million (2000 – $156 million) and $3 million of stock options that were exercised.

74

Thomson PLC Common Shares

Holders of 5,574,476 of Thomson common shares (2000 – 5,999,257) also hold the same number of related common shares of The Thomson Corporation PLC (Thomson PLC) with a par value of one sterling penny each. The holders of these shares have the alternative to receive their dividends in pounds sterling from Thomson PLC. During 2001, 429,164 (2000 – 226,649,141) of the Thomson PLC shares were redeemed at par for less than $0.1 million in aggregate (2000 – $3 million). The majority of the 2000 redemptions were accounted for by The Woodbridge Company Limited (Woodbridge) and its affiliates (see note 21).

Thomson PLC "A" Ordinary Shares

In 2000, Thomson PLC issued 10,982,764 "A" ordinary shares with a par value of four sterling pence each to Woodbridge out of 15 million shares available to be issued (see note 21). Such shares are entitled to 5% of the votes at general meetings of the shareholders of Thomson PLC and may be redeemed by Thomson PLC at any time after January 1, 2004 at their par value. Dividends on these shares rank pari passu with dividends on the ordinary shares of Thomson PLC and cannot exceed 5% of the par value thereof, and the holder cannot receive by way of payment on winding up or return of capital an amount in excess of such par value.

Included in the stated capital of Thomson is $0.7 million (2000 – $0.7 million) related to the Thomson PLC common and "A" ordinary shares.

Dividends

Dividends on the Thomson common shares are declared and payable in US dollars. Dividends declared per common share in 2001 were 70.0 cents (2000 – 68.5 cents). Equivalent dividends of 48.5674 pence (2000 – 45.0312 pence) were paid per related common share of Thomson PLC. Shareholders have the option of receiving dividends on the Thomson common shares in equivalent Canadian funds.

In the consolidated statement of cash flow, dividends paid on common shares are shown net of $10 million (2000 – $9 million) reinvested in common shares issued under the DRIP and $150 million (2000 – $147 million) through private placements of common shares with the Company's major shareholders. These private placements, together with the DRIP, satisfied the commitment of the Company's major shareholders to participate in the DRIP for at least 50% of the dividends declared on the Thomson common shares directly and indirectly owned by them. The Company's major shareholders acquired these common shares on the same terms and conditions under which Thomson issues common shares to shareholders participating in the DRIP.

Note 14: Employee Future Benefits

Thomson sponsors both defined benefit and defined contribution employee future benefit plans covering substantially all employees. Effective January 1, 2000, Thomson changed its method of accounting for employee future benefits to conform with the requirements of CICA Handbook Section 3461, "Employee Future Benefits." Under the new method, costs for all employee future benefits are accrued over the periods in which employees earn the benefits.

The change was applied retroactively, on a cumulative adjustment basis, with no restatement of prior financial statements. As a result of the adoption, at January 1, 2000, liabilities for employee future benefits were increased by $118 million and retained earnings were decreased by $78 million, net of tax. The adoption of the new standard had no material impact on earnings.

Defined Benefit Plans

Thomson sponsors defined benefit plans providing pension and other post-retirement benefits to substantially all employees. The costs of defined benefit plans are actuarially determined using the projected benefits method prorated on service and management's best estimates of expected plan investment performance, increases in salaries, and ages of employees upon retirement. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of the amendment. The excess of net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of the plan assets is amortized over the average remaining service period of active employees.

The following significant weighted average actuarial assumptions were employed to determine the periodic pension and post-retirement plans expense and the accrued benefit obligations:

	Pensions		*Other post-retirement plans*	
	2001	2000	2001	2000
Expected long-term rate of return on plan assets	8.9%	9.0%	N/A	N/A
Discount rate	6.8%	7.2%	7.2%	7.7%
Rate of compensation increase	4.9%	4.8%	5.6%	5.6%

The Company's net defined benefit plan expense (income) is comprised of the following elements:

	Pensions		*Other post-retirement plans*	
	2001	2000	2001	2000
Current service cost	32	32	1	1
Interest cost	101	95	6	5
Expected return on plan assets	(140)	(130)	–	–
Amortization of net transition obligation	2	2	–	–
Amortization of net actuarial gains	(3)	(1)	(2)	(6)
Amortization of prior service cost	2	–	–	–
Non-routine events	14	(6)	(1)	(6)
Change in valuation allowance provided against accrued benefit asset	(5)	9	–	–
Net defined benefit plan expense (income)	3	1	4	(6)

The pension-related non-routine events for 2001 include a curtailment charge of $6 million (2000 – $8 million gain), a settlement charge of $5 million and a special termination charge of $3 million (2000 – $2 million charge), all of which related to the sale of *The Globe and Mail* and other Thomson Newspapers operations (see note 22).

The non-routine events recorded in 2001 in connection with other post-retirement plans consist of a curtailment gain of $1 million related to the sale of *The Globe and Mail* and other Thomson Newspapers operations. In 2000, the Company recorded a settlement gain of $6 million related to the sale of Thomson Newspapers operations (see note 22).

The following information summarizes activity in the pension and other post-retirement benefit plans for the Company:

	Pensions		*Other post-retirement plans*	
	2001	*2000*	*2001*	*2000*
Accrued benefit obligation				
Beginning accrued benefit obligation	1,411	1,369	78	66
Current service cost	32	32	1	1
Interest cost	101	95	6	5
Employee contributions	4	5	–	1
Actuarial losses	49	10	11	16
Non-routine events	(6)	(3)	(1)	(5)
Acquisitions, net	46	20	5	–
Benefits paid	(81)	(72)	(7)	(6)
Translation adjustments	(21)	(45)	–	–
Ending accrued benefit obligation	1,535	1,411	93	78
Plan assets				
Beginning fair value of plan assets	1,750	1,612	–	–
Actual (loss) return on plan assets	(203)	233	–	–
Employer contributions	14	11	7	5
Employee contributions	4	5	–	1
Benefits paid	(81)	(72)	(7)	(6)
Acquisitions, net	8	11	–	–
Translation adjustments	(24)	(50)	–	–
Ending fair value of plan assets	1,468	1,750	–	–
Funded status – (deficit) surplus	(67)	339	(93)	(78)
Unamortized net actuarial loss (gain)	167	(233)	(12)	(26)
Unamortized past service costs	13	2	–	(1)
Unamortized net transitional obligation	–	2	–	–
Fourth quarter activity	3	3	2	1
Accrued benefit asset (liability)	116	113	(103)	(104)
Valuation allowance	(32)	(37)	–	–
Accrued benefit asset (liability), net of valuation allowance	84	76	(103)	(104)

The accrued benefit obligations of unfunded pension plans at December 31, 2001 and 2000 were $121 million and $85 million, respectively. The accrued benefit obligations of underfunded plans at December 31, 2001 were $369 million (2000 – $33 million), with an associated fair value of plan assets of $340 million (2000 – $28 million).

The average healthcare cost trend rate used was 6.75%, which is reduced 0.5% per year until 2005. A 1.0% change in the trend rate would result in an increase or decrease in the accrued benefit obligation for post-retirement benefits of approximately 9% at December 31, 2001.

Defined Contribution Plans

The Company and its subsidiaries sponsor various defined contribution savings plans that have provisions for company-matching contributions. Total expense related to defined contribution plans was $62 million in 2001 (2000 – $43 million).

Note 15: Contingencies and Commitments

Claims and Legal Actions

At December 31, 2001, certain lawsuits and other claims in the normal course of business were pending against Thomson. While the outcome of these matters is subject to future resolution, management's evaluation and analysis of such matters indicates that, individually and in the aggregate, the probable ultimate resolution of such matters will not have a material effect on the Company's consolidated financial statements.

Investments and Joint Ventures

The Company has investments in several limited partnerships. Under the terms of the limited partnership agreements, the Company is required to provide additional capital contributions of up to $21 million to such limited partnerships upon written request from the general partners. Additionally, the Company is a party to a joint venture agreement that requires the Company to contribute a maximum of $29 million over the next five years conditional upon the attainment of certain operational milestones of the joint ventures.

Leases

Operating lease payments in 2001 were $193 million (2000 – $168 million). The future minimum operating lease payments are $159 million in 2002, $145 million in 2003, $129 million in 2004, $110 million in 2005, $96 million in 2006 and $298 million thereafter.

Note 16: Restructuring Charges

During 2001, the Company recorded restructuring charges of $30 million. In connection with the integration of the acquired select businesses of Harcourt General Inc. (Harcourt) into the Learning group, $20 million of charges were recorded, while an additional $2 million of charges were incurred for the reorganization of certain magazine operations within the Scientific & Healthcare group. The remaining $8 million resulted from additional spending in the Legal & Regulatory group on strategic initiatives previously approved.

During 2000, the Company incurred restructuring charges of $37 million stemming from strategic initiatives to rationalize product lines and sales channels, reduce personnel, enhance administrative efficiencies, and focus on core product and service lines, as well as a plan to reorganize certain businesses within the Financial group as a result of the acquisition of Primark Corporation.

The following table presents an analysis of the total charges incurred by group:

	2001	2000
Legal & Regulatory	8	12
Learning	20	2
Financial	–	15
Scientific & Healthcare	2	4
Corporate and other	–	4
	30	37

The following table presents the activity in and balances of the restructuring liability accounts, included in "Accounts payable and accruals" and "Other non-current liabilities" in the consolidated balance sheet from January 1, 2000 through December 31, 2001:

Type of cost		*2000 activity*			*2001 activity*		
	Balance 01/01/00	*Charges*	*Utilization*	*Balance 12/31/00*	*Charges*	*Utilization*	*Balance 12/31/01*
Capital asset write-offs	–	4	(4)	–	–	–	–
Severance	7	28	(22)	13	15	(17)	11
Contract cancellation costs	5	2	(2)	5	9	(2)	12
Other exit costs	–	3	(2)	1	6	(3)	4
	12	37	(30)	19	30	(22)	27

Substantially all of the 2001 restructuring charges recorded represented expected cash outlays. Of the $37 million of restructuring charges recorded in 2000, $33 million represented expected cash outlays and $4 million represented non-cash write-offs. Management expects that a majority of the initiatives which began in 2001 will be completed in 2002.

Note 17: Acquisitions and Disposals of Businesses and Investments

Acquisitions

Businesses were acquired during the year for an aggregate cash consideration of $2,355 million (2000 – $2,777 million, of which $243 million related to the repayment of debt in conjunction with the acquisition of Primark Corporation). All acquisitions have been accounted for using the purchase method and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. The details of net assets acquired are as follows:

	Harcourt	*Other*	*2001 total*	*2000 total*
Cash and cash equivalents	1	44	45	64
Accounts receivable	83	30	113	269
Inventory	20	4	24	13
Prepaid expenses and other current assets	8	6	14	43
Property and equipment	45	15	60	230
Identifiable intangible assets	371	63	434	617
Goodwill	1,972	244	2,216	2,498
Other non-current assets	25	–	25	33
Total assets	2,525	406	2,931	3,767
Accounts payable and accruals	(276)	(47)	(323)	(417)
Deferred revenue	(97)	(43)	(140)	(190)
Other non-current liabilities	(92)	(21)	(113)	(383)
Total liabilities	(465)	(111)	(576)	(990)
Net assets	2,060	295	2,355	2,777

Allocations related to certain acquisitions may be subject to adjustment pending final valuation.

Aggregate cash consideration relating to investments in businesses totaled $109 million (2000 – $111 million). These investments are included in "Other non-current assets" in the consolidated balance sheet.

Additionally, the Company recorded reserves related to acquisitions consummated during 2001 totaling $65 million. Those reserves, which were recorded in accordance with EIC-114, comprise the following costs:

Type of cost	*Initial reserve*	*Utilization*	*Balance 12/31/01*
Severance and other employee-related costs	38	(10)	28
Lease cancellation and idle facility costs	20	(2)	18
Other exit costs	7	(2)	5
	65	(14)	51

In connection with the acquisition of the Harcourt businesses, $52 million of acquisition reserves were established. Of this amount, $31 million relates to severance and other employee-related costs, $17 million relates to lease cancellation and idle facility costs, and $4 million relates to other exit costs.

The following summarizes major acquisitions:

Date	*Company*	*Description*
September 2001	NewsEdge Corporation	A provider of real-time news and information products and services to corporations and professional service firms worldwide.
July 2001	Harcourt General Inc. (select businesses)	Higher education and lifelong learning businesses.
June 2001	First Call Corporation (acquired 48% minority interest not previously owned by Thomson)	A provider of real-time, commingled broker research, analyst estimates, workflow and technology-based solutions.
September 2000	Primark Corporation	A provider of financial and economic information products and solutions to financial, corporate and governmental decision-makers globally.
September 2000	The Carson Group	A financial information organization specializing in global shareholder research and related advisory services.
May 2000	Dialog's Information Services Division	An online information service provider.
March 2000	Prometric	A provider of computer-based testing and assessment services.

In 2001, cash consideration of $2,189 million was paid for acquisitions consummated after June 30, 2001. Those acquisitions are subject to the provisions of CICA Handbook Section 3062, which requires that goodwill and identifiable intangible assets with indefinite useful lives not be amortized. In connection with those acquisitions, goodwill of $2,106 million and identifiable intangible assets of $400 million were recorded. The identifiable intangible assets are summarized as follows:

	Harcourt	*Other*	*Total*	*Weighted-average amortization period (years)*
Finite useful lives:				
Tradenames	–	11	11	17
Customer relationships	50	6	56	6
Databases and content	201	–	201	15
Other	–	5	5	8
	251	22	273	
Indefinite useful lives:				
Tradenames	120	7	127	
	371	29	400	

Non-cash Asset Exchanges

In November 2001, Thomson exchanged assets with a fair market value estimated at $44 million, along with cash consideration of $10 million, for an investment in i-Deal, a partnership which will automate the process of issuing securities over the Internet. The resulting loss on this transaction of $9 million is included in "Net gains on disposals of businesses and investments" in the consolidated statement of earnings and retained earnings. The investment is being accounted for using the equity method of accounting.

In April 2001, Thomson contributed assets with a book value of $32 million in exchange for a 50% joint venture interest in Omgeo, a global trade processing business. This transaction had no impact on the consolidated earnings of Thomson.

In January 2001, Thomson exchanged its interest in *The Globe and Mail* and other assets for a 20% equity interest in Bell Globemedia Inc. (BGM), a Canadian multimedia company. This transaction was recorded at 80% of the estimated fair value of net assets received, as Thomson continues to maintain a 20% indirect interest in *The Globe and Mail*. The resulting net gain of $317 million is included within "Net gains on disposals of businesses and investments" in the consolidated statement of earnings and retained earnings. Included in "Income taxes" in the consolidated statement of earnings and retained earnings is a charge of $75 million related to the transaction. This investment is being accounted for using the equity method and is included in "Other non-current assets" in the consolidated balance sheet. As of December 31, 2001, the Company's net investment in BGM was $380 million. Additionally, the Company maintains an associated liability for certain lands to be contributed to BGM on or before March 31, 2002. There will be no impact on consolidated earnings in connection with this future contribution, as the lands are recorded at estimated fair value as of December 31, 2001. As discussed in note 21, Woodbridge is an investor in BGM.

In 2000, Thomson disposed of a business valued at $49 million via a non-cash exchange. The resulting loss of $9 million on this disposal is included within "Net gains on disposals of businesses and investments" in the consolidated statement of earnings and retained earnings in 2000.

Disposals

In 2001, Thomson received $209 million (2000 – $387 million) cash consideration from the disposals of businesses and investments within the following segments:

	2001	2000
Legal & Regulatory	–	–
Learning	53	76
Financial	49	5
Scientific & Healthcare	105	231
Corporate and other	2	75
	209	387

In April 2001, Thomson sold Jane's Information Group to a subsidiary of Woodbridge (see note 21). Thomson retained a financial advisor that provided a fairness opinion on the sale price of $110 million. Accordingly, the transaction was recorded at this determined fair value. The gain on disposal of $80 million is included in "Net gains on disposals of businesses and investments" in the consolidated statement of earnings and retained earnings.

Note 18: Cumulative Translation Adjustment

An analysis of the cumulative translation adjustment shown separately in shareholders' equity in the consolidated balance sheet is as follows:

	2001	2000
Balance at beginning of year	(160)	(110)
Realized from disposals of businesses	66	–
Translation	(137)	(50)
Balance at end of year	(231)	(160)

Note 19: Stock-based Compensation

Stock Appreciation Rights Plan

Thomson has a Stock Appreciation Rights (SAR) plan that provides for the granting of SARs to officers and key employees. The SAR provides the holder with the opportunity to earn a cash award equal to the fair market value of the Company's common stock less the price at which the SAR was issued. Compensation expense is measured based on the market price of Thomson common stock at the end of the reporting period. The SARs outstanding under the plan have been granted at the closing price of the Company's common stock on the day prior to the date of grant, vest over a four- to eight-year period, and expire five to eleven years after the grant date. The compensation expense is recognized over the applicable period. At December 31, 2001, the authorized number of SARs was 20,500,000 and there were 3,261,870 units available for grant. Thomson recognized a benefit of $14 million related to the SAR plan for the year ended December 31, 2001 (2000 – $55 million expense) in the consolidated statement of earnings and retained earnings.

A summary of the status of the Thomson SAR plan as of December 31, 2001 and 2000, and changes during the years ended on those dates is as follows:

	2001		2000	
	SARs	*Canadian $ weighted-average exercise price*	*SARs*	*Canadian $ weighted-average exercise price*
Outstanding at beginning of year	4,393,204	31.11	5,907,854	28.28
Granted	225,117	48.45	377,940	47.28
Exercised	(675,837)	27.46	(1,148,398)	25.30
Cancelled	(517,740)	30.14	(744,192)	25.81
Outstanding at end of year	3,424,744	33.11	4,393,204	31.11
Exercisable at end of year	1,710,169	30.23	1,344,958	29.09

The following table summarizes information on SARs outstanding at December 31, 2001:

	SARs outstanding			SARs exercisable	
Canadian $ range of exercise prices	*Number outstanding at 12/31/01*	*Weighted-average remaining contractual life*	*Canadian $ weighted-average exercise price*	*Number exercisable at 12/31/01*	*Canadian $ weighted-average exercise price*
16.00 – 17.25	36,700	2.8	17.04	26,200	16.98
21.77 – 32.125	1,327,453	3.9	22.65	798,311	22.88
35.00 – 44.50	1,674,534	6.6	37.36	845,432	36.30
48.40 – 57.45	386,057	9.5	52.18	40,226	57.40

Stock Incentive Plan

On January 24, 2000, the Board of Directors approved the adoption of a stock incentive plan. As of December 31, 2001 there were 12,772,187 shares available for grant (2000 – 15,540,940). A summary of the status of the stock incentive plan as of December 31, 2001 and 2000, and changes during the years ended on those dates is as follows:

	2001		2000	
	Options	*Canadian $ weighted-average exercise price*	*Options*	*Canadian $ weighted-average exercise price*
Outstanding at beginning of year	4,459,060	50.02	–	–
Granted	2,939,453	48.45	4,511,560	49.91
Exercised	(100,000)	41.00	–	–
Cancelled	(170,700)	47.18	(52,500)	41.00
Outstanding at end of year	7,127,813	49.56	4,459,060	50.02
Exercisable at end of year	932,781	51.42	–	–

The following table summarizes information on stock options outstanding at December 31, 2001:

	Options outstanding			Options exercisable	
Canadian $ range of exercise prices	*Number outstanding at 12/31/01*	*Weighted-average remaining contractual life*	*Canadian $ weighted-average exercise price*	*Number exercisable at 12/31/01*	*Canadian $ weighted-average exercise price*
41.00 – 44.40	1,771,800	8.1	41.02	332,400	41.00
45.90 – 48.40	2,828,283	9.9	48.37	–	–
50.25 – 57.45	2,527,730	9.0	56.89	600,381	57.19

Note 20: Supplemental Cash Flow Information

Details of "Changes in working capital and other items" in the consolidated statement of cash flow are:

	2001	*2000*
Accounts receivable	(50)	(42)
Inventories	(3)	4
Prepaid expenses and other current assets	(17)	(26)
Accounts payable and accruals	(13)	(41)
Deferred revenue	(5)	(12)
Income taxes	226	(147)
Other	(60)	(67)
	78	(331)

Income taxes paid during 2001 were $141 million, $72 million of which related to the sale of Augusta Newsprint Company (2000 – $829 million, which included $605 million related to the sale of Thomson Newspapers). Income tax refunds received during 2001 were $172 million (2000 – $49 million). See note 22 for discussion of Augusta Newsprint Company and Thomson Newspapers.

Note 21: Related Party Transactions

Through Woodbridge and its affiliates, the Thomson family owns approximately 73% of the common shares of Thomson. During the years ended December 31, 2001 and 2000, Thomson entered into the following transactions with Woodbridge:

On April 4, 2001, Thomson sold Jane's Information Group to a subsidiary of Woodbridge (see note 17) and, on September 7, 2001, Thomson sold its 50 percent interest in Augusta Newsprint Company to Woodbridge (see note 22).

In February 2001, a subsidiary of Woodbridge purchased $250 million of preferred shares of a subsidiary of Thomson, which pay annual cumulative dividends at 4.6%. In February 2002, the shares were exchanged for a separate preferred issuance in the same face amount. These new shares pay a fixed annual dividend at 4.5%, and are redeemable at the option of either Woodbridge or the Company beginning February 2006 and annually thereafter. At December 31, 2001, the preference shares were included within "Long-term debt" in the consolidated balance sheet, as they were refinanced in February 2002 with new preference shares due in 2006.

On January 9, 2001, Thomson completed a transaction with BCE Inc. and Woodbridge in which Thomson exchanged its interest in *The Globe and Mail* and other related assets for a 20% equity interest in a new multimedia company, Bell Globemedia Inc. (see note 17). Woodbridge holds a 9.9% interest in Bell Globemedia Inc.

In October 2000, Woodbridge subscribed in cash for 10,982,764 "A" ordinary shares of Thomson PLC with a par value of four sterling pence each for $0.6 million. In November 2000, Thomson PLC redeemed 226,223,830 of the common shares of Thomson PLC held by Woodbridge and its affiliates at their aggregate redemption price at par for $3 million (see note 13).

Note 22: Discontinued Operations

On February 15, 2000, Thomson announced its intention to sell the newspaper interests of Thomson Newspapers (TN). The primary activities of TN were the publishing of daily and non-daily newspapers, and other advertising and specialty publications in the US and Canada. The results, cash flows, and assets and liabilities of TN have been accounted for as a discontinued operation.

During 2000, Thomson sold 51 of the 54 publications that had previously been identified for sale for proceeds of $2,473 million. During 2001, the remaining three publications were sold for proceeds of $121 million. Additionally, Thomson sold its 50% interest in Augusta Newsprint Company, a newsprint mill in Augusta, Georgia, to Woodbridge for $190 million. Thomson retained a financial advisor that provided a fairness opinion on the sales price. Accordingly, the sale of Augusta Newsprint Company was recorded at that determined fair value.

The earnings from discontinued operations are summarized below:

	2001	2000
Revenues from discontinued operations	135	592
Earnings from operations before income taxes	27	62
Income taxes	(12)	–
Earnings from operations	15	62
Gain on sale of discontinued operations	173	1,053
Tax on gain	(96)	(463)
Net gain on sale of discontinued operations	77	590
Earnings from discontinued operations	92	652

Operating loss before amortization, restructuring charges and Year 2000 costs during the period from January 1, 2000 to the measurement date of February 15, 2000 was $7 million.

At December 31, 2000, non-current assets of discontinued operations principally comprised property and equipment, identifiable intangible assets and goodwill.

Note 23: Year 2000

During the first quarter of 2000, Thomson incurred costs in connection with the "Year 2000" issue. That issue related to concerns that most computer programs recognize an applicable year by its last two digits, rather than all four; as a result, concerns existed that any computer having time-sensitive software may not have accurately recognized the turn of the century. As Thomson incurred costs to address the Year 2000 issue, costs relating to maintenance and modification were expensed as incurred, while the costs of new hardware and software with future benefits were capitalized and are being amortized over their useful lives. In 2000, Thomson expensed $4 million of such costs against continuing operations.

Note 24: Segmented Information

See pages 53 and 54.

The reportable segments of Thomson are strategic business groups that offer products and services to target markets. The accounting policies applied by the segments are the same as those applied by the Company. The Company's four reportable segments are:

Legal & Regulatory

Providing integrated information and solutions to legal, tax, accounting, intellectual property, compliance and business professionals.

Learning

Providing integrated learning products, services and solutions to individuals, post-secondary learning institutions and businesses.

Financial

Providing integrated information and workflow solutions to the worldwide financial community.

Scientific & Healthcare

Providing integrated information, services and solutions to researchers and other professionals in the healthcare, academic, scientific and governmental marketplaces.

In connection with the 2001 decision to retain and manage as an independent group certain Thomson Financial businesses previously held for sale, a new operating segment known as Thomson Media was established. As Thomson Media does not meet the quantitative thresholds to be considered a reportable segment, it is included within the Corporate and other category. Segmented information for 2000 has been reclassified on the same basis.

Additionally, certain investments, as well as goodwill recognized in connection with the provisions of CICA Handbook Section 3465, "Income Taxes" previously recorded within the Corporate and other business segment have been reallocated to the respective market groups.

THE THOMSON CORPORATION
SIX-YEAR SUMMARY
(unaudited)

(millions of US dollars, except per common share amounts)	2001	2000	1999	1998	1997	1996
Revenues						
Legal & Regulatory	2,827	2,620	2,375	2,216	1,975	1,443
Learning	1,852	1,405	1,099	1,060	1,110	1,087
Financial	1,641	1,503	1,213	1,131	936	763
Scientific & Healthcare	707	743	806	755	725	755
Corporate and other[1]	242	272	259	236	206	175
Eliminations	(32)	(29)	–	–	–	–
	7,237	6,514	5,752	5,398	4,952	4,223
EBITDA[2]						
Legal & Regulatory	855	774	706	655	567	353
Learning	402	345	258	250	241	256
Financial	405	335	314	305	274	203
Scientific & Healthcare	176	178	174	162	158	153
Corporate and other[1]	(52)	(98)	(45)	(30)	(42)	(24)
	1,786	1,534	1,407	1,342	1,198	941
Operating profit (loss) before amortization[2]						
Legal & Regulatory	709	646	578	515	461	287
Learning	260	219	149	151	144	165
Financial	250	210	212	224	201	140
Scientific & Healthcare	151	149	135	124	124	129
Corporate and other[1]	(60)	(106)	(53)	(36)	(47)	(28)
	1,310	1,118	1,021	978	883	693
Earnings from continuing operations	657	571	409	314	301	197
Basic and diluted earnings per common share from continuing operations	$ 1.05	$ 0.92	$ 0.66	$ 0.51	$ 0.50	$ 0.33
Supplemental information						
Earnings from continuing operations as above	657	571	409	314	301	197
Adjust: one-time items, net of tax, resulting from net (gains) losses on disposals of businesses and investments, restructuring charges and Year 2000 costs	(206)	2	52	90	(15)	8
One-time tax benefits	–	(105)	–	–	–	–
Adjusted earnings from continuing operations	451	468	461	404	286	205
Adjusted basic and diluted earnings per common share from continuing operations	$ 0.72	$ 0.75	$ 0.75	$ 0.66	$ 0.47	$ 0.34

1 Corporate and other includes the results of Thomson Media, a non-reportable segment, as well as corporate costs, minority interests and costs associated with the Company's stock appreciation rights.
2 Before restructuring charges in 2001, 2000 and 1999 of $30 million, $37 million and $38 million, respectively, and Year 2000 costs in 2000, 1999 and 1998 of $4 million, $91 million and $65 million, respectively. All amounts are pre-tax.

Prior year amounts have been reclassified to conform with the current year's presentation. The above amounts for 1996 exclude Thomson Regional Newspapers.

THE THOMSON CORPORATION
SUMMARIZED QUARTERLY INFORMATION
(unaudited)

(millions of US dollars, except per common share amounts)	Quarter ended March 31		Quarter ended June 30		Quarter ended September 30		Quarter ended December 31	
	2001	2000	2001	2000	2001	2000	2001	2000
Revenues								
Legal & Regulatory	618	505	683	637	691	664	835	813
Learning	241	183	312	279	676	489	622	437
Financial	401	250	405	257	393	288	391	406
Scientific & Healthcare	157	146	161	155	160	148	219	204
Corporate and other[1]	54	53	71	79	54	62	63	78
Eliminations	(9)	–	(7)	(7)	(9)	(8)	(7)	(14)
	1,462	1,137	1,625	1,400	1,965	1,643	2,123	1,924
Disposals[2]	35	126	10	95	12	89	5	100
	1,497	1,263	1,635	1,495	1,977	1,732	2,128	2,024
EBITDA[3]								
Legal & Regulatory	128	103	206	188	210	195	311	289
Learning	(10)	(8)	46	37	205	183	165	146
Financial	94	68	99	71	99	76	113	115
Scientific & Healthcare	28	25	34	34	35	30	79	75
Corporate and other	(12)	(28)	(2)	(19)	(5)	(33)	(33)	(18)
	228	160	383	311	544	451	635	607
Disposals[2]	(1)	4	2	–	1	(1)	(6)	2
	227	164	385	311	545	450	629	609
Operating profit (loss)[3]								
Legal & Regulatory	90	71	170	153	176	164	272	259
Learning	(35)	(29)	16	12	150	141	133	110
Financial	57	45	62	46	62	50	76	79
Scientific & Healthcare	21	19	29	28	29	24	72	69
Corporate and other	(14)	(30)	(4)	(21)	(8)	(34)	(34)	(21)
	119	76	273	218	409	345	519	496
Disposals[2]	(2)	(4)	1	(4)	–	(11)	(9)	2
	117	72	274	214	409	334	510	498

(millions of US dollars, except per common share amounts)	Quarter ended March 31		Quarter ended June 30		Quarter ended September 30		Quarter ended December 31	
	2001	2000	2001	2000	2001	2000	2001	2000
Earnings (loss) attributable to common shares:								
From continuing operations	151	(42)	110	74	147	168	249	371
From discontinued operations	16	20	7	30	64	503	5	99
	167	(22)	117	104	211	671	254	470
Basic earnings (loss) per common share:[4]								
From continuing operations	$ 0.24	$(0.07)	$ 0.18	$ 0.12	$ 0.23	$ 0.27	$ 0.40	$ 0.59
From discontinued operations	$ 0.03	$ 0.03	$ 0.01	$ 0.05	$ 0.11	$ 0.81	$ –	$ 0.16
	$ 0.27	$(0.04)	$ 0.19	$ 0.17	$ 0.34	$ 1.08	$ 0.40	$ 0.75
Diluted earnings (loss) per common share:[4]								
From continuing operations	$ 0.24	$(0.07)	$ 0.18	$ 0.12	$ 0.23	$ 0.27	$ 0.40	$ 0.59
From discontinued operations	$ 0.03	$ 0.03	$ 0.01	$ 0.05	$ 0.11	$ 0.80	$ –	$ 0.16
	$ 0.27	$(0.04)	$ 0.19	$ 0.17	$ 0.34	$ 1.07	$ 0.40	$ 0.75
Supplemental information								
Earnings from continuing operations as above	151	(42)	110	74	147	168	249	371
Adjust: one-time items, net of tax, resulting from net (gains) losses on disposals of businesses and investments, restructuring charges and Year 2000 costs	(193)	(4)	(26)	(18)	9	4	4	20
One-time tax benefits	–	–	–	–	–	–	–	(105)
Adjusted earnings from continuing operations	(42)	(46)	84	56	156	172	253	286
Adjusted basic and diluted earnings per common share from continuing operations	$(0.07)	$(0.07)	$ 0.13	$ 0.09	$ 0.25	$ 0.28	$ 0.40	$ 0.46

1 Corporate and other includes the results of Thomson Media, a non-reportable segment, as well as corporate costs, minority interests and costs associated with the Company's stock appreciation rights. Both 2001 and 2000 quarterly results have been restated to include the reclassification of Thomson Media.
2 Disposals include the results of businesses sold or held for sale.
3 Before amortization, restructuring charges and Year 2000 costs.
4 Per common share amounts for the quarter are computed independently and, due to the computation formula, the sum of the quarters may not equal the year-to-date period.

DIRECTORS, SENIOR MANAGEMENT AND OFFICERS

Board of Directors

Kenneth R. Thomson
Chairman
The Thomson Corporation

W. Geoffrey Beattie
Deputy Chairman
The Thomson Corporation
President
The Woodbridge Company Limited

Richard J. Harrington
President & Chief Executive Officer
The Thomson Corporation

Ron D. Barbaro
Chairman & Chief Executive Officer
Ontario Lottery and Gaming Corporation

Robert D. Daleo
Executive Vice President &
Chief Financial Officer
The Thomson Corporation

Steven A. Denning
Managing Partner
General Atlantic Partners, LLC

John F. Fraser
Chairman
Air Canada

V. Maureen Kempston Darkes
President, Latin America, Africa, Mid-East
General Motors Corporation

Roger L. Martin
Dean of the Joseph L. Rotman
School of Management
University of Toronto

Vance K. Opperman
President & Chief Executive Officer
Key Investments, Inc.

David H. Shaffer
Executive Vice President
The Thomson Corporation
President & Chief Executive Officer
Thomson Learning

David K.R. Thomson
Deputy Chairman
The Woodbridge Company Limited

Peter J. Thomson
Deputy Chairman
The Woodbridge Company Limited

Richard M. Thomson
Corporate Director

John A. Tory
President
Thomson Investments Limited

Senior Management

Richard J. Harrington
President & Chief Executive Officer

Robert D. Daleo
Executive Vice President &
Chief Financial Officer

Brian H. Hall
Executive Vice President
President & Chief Executive Officer
Thomson Legal & Regulatory

Ronald H. Schlosser
Executive Vice President
President & Chief Executive Officer
Thomson Scientific & Healthcare

David H. Shaffer
Executive Vice President
President & Chief Executive Officer
Thomson Learning

James C. Smith
Executive Vice President
Executive Development &
Corporate Affairs

Patrick J. Tierney
Executive Vice President
President & Chief Executive Officer
Thomson Financial

Other Officers

Stephane Bello
Senior Vice President & Treasurer

David W. Binet
Secretary to the Board of Directors

David J. Hulland
Senior Vice President, Finance

John Kechejian
Vice President, Investor Relations

Janey M. Loyd
Vice President, Communications

John J. Raffaeli, Jr.
Senior Vice President, Human Resources

James J. Spach
Senior Vice President
Organizational Development

Joseph J.G.M. Vermeer
Senior Vice President, Director of Taxes

Linda J. Walker
Vice President, Controller

Capital Stock

The capital stock of Thomson consists of voting common shares and non-voting preference shares.

Shares outstanding as of December 31, 2001:

Common: 630,740,649

Series II preferred: 6,000,000

Series V preferred: 18,000,000

Major shareholder: the Thomson family (approximately 73% of common shares).

Listing of Capital Stock

Common shares listed on:

- The Toronto Stock Exchange (ticker symbol TOC)
- The London Stock Exchange

Preference shares listed on:

- The Toronto Stock Exchange

Financial Calendar

Year end: December 31

Annual report: mailed April

Quarterly reports: mailed May/August/November to shareholders who have elected to receive them by completing the form that accompanies the annual meeting proxy material.

Common Share Dividends

At the discretion of the directors. Paid on March 15/June 15/September 15/December 15 or on the first business day thereafter. Declared in US dollars but can be paid in Canadian dollars at the holder's option or to eligible shareholders in pounds sterling (see also note 13, page 66). Further information available from the registrars.

Annual Meeting

Thursday, May 8, 2002, 12:00 noon
at the Design Exchange,
234 Bay Street
Toronto, Ontario
Canada

Dividend Reinvestment Plan

Thomson has a dividend reinvestment plan under which eligible common shareholders may elect to have cash dividends reinvested in common shares. Further information available from the registrars.

Corporate Governance

A statement of the Company's policy with respect to corporate governance is included in the information circular enclosed with the annual report mailed to shareholders.

Executive Office

Metro Center
One Station Place
Stamford, Connecticut 06902
United States
tel 203.328.9400

Principal Registrar

Computershare Trust
Company of Canada
100 University Avenue,
9th Floor
Toronto, Ontario
M5J 2Y1 Canada
tel: 1.800.663.9097
caregistryinfo@computershare.com

Branch Registrar

Capita IRG plc
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU
United Kingdom
tel: 44.20.8639.2157
from UK: 0870.162.3100

Auditors

PricewaterhouseCoopers LLP
Suite 3000, Box 82
Royal Trust Tower
Toronto-Dominion Centre
Toronto, Ontario
M5K 1G8 Canada

Incorporation

The Thomson Corporation was incorporated under the laws of Ontario, Canada on December 28, 1977.

Further Information

Please refer to www.thomson.com for corporate and management news. The Thomson Web site gives access to over 100 other Web sites for more detailed information on individual Thomson businesses, products and services. For investor relations inquiries contact:
John Kechejian, Vice President, Investor Relations at 1.800.969.9974 or john.kechejian@thomson.com

Design: Aegis, Toronto / Principal photography: Larry Towell, Magnum Photos / Color portraiture: Rino Noto / Printed in Canada

We Remember

Jill Campbell
b. 2 June 1970

Ruth Lapin
b. 16 April 1948

Jim Murphy
b. 12 February 1971

Steven Weinberg
b. 7 December 1959

Wade Green
b. 6 November 1958

Robert (Bob) Levine
b. 20 July 1935

Bob Rasmussen
b. 14 November 1958

Louis Calvin Williams III
b. 17 August 1948

Thomas E. Hynes
b. 19 December 1972

Carlos Montoya
b. 1 March 1965

Amy E. Toyen
b. 20 June 1977

The Thomson Corporation

Metro Center
One Station Place
Stamford, Connecticut
United States 06902
tel 203.328.9400
fax 203.328.8398

Toronto-Dominion Bank Tower
66 Wellington Street West
Toronto, Ontario M5K 1A1
Canada
tel 416.360.8700
fax 416.360.8812

The Quadrangle
180 Wardour Street
London W1A 4YG
United Kingdom
tel 44.20.7437.9787
fax 44.20.7734.0561

www.thomson.com



Notice of Annual Meeting of Shareholders and Management Information Circular

May 8, 2002

The Thomson Corporation

THOMSON

Cover: Citigroup, New York City, a Thomson customer
Led by Managing Director Paul S. Galant (back row, fifth from right), Citigroup team members gather for a weekly project review.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The Thomson Corporation is holding its annual meeting of shareholders at the Design Exchange, 234 Bay Street, Toronto, Ontario, Canada on Wednesday, May 8, 2002 at 12:00 noon to:

- receive the consolidated financial statements of the company for the year ended December 31, 2001 and the report of the auditors on those statements;
- elect directors;
- appoint auditors and authorize the directors to fix their remuneration; and
- transact any other business properly before the meeting.

At the meeting we will also report on our 2001 business results. The management information circular with this notice is your guide to the business to be considered at the meeting.

Please vote by proxy on the matters to be considered at the meeting if it is not convenient for you to attend. Instructions on how to complete and return your proxy or transmit your voting instructions by mail, Internet, fax or telephone are provided with the enclosed proxy form and are described in the circular. Your proxy or voting instructions must be received no later than the close of business on Monday, May 6, 2002, or, if the meeting is adjourned, no later than 48 hours (excluding Saturdays and holidays) before any adjourned meeting:

- by our transfer agent in Canada, Computershare Trust Company of Canada, at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Canada; or
- by our transfer agent in the United Kingdom, Capita IRG plc, at Bourne House, 34 Beckenham Road, Beckenham, Kent B3R 4BR, United Kingdom.

Please visit our website at www.thomson.com for further information about Thomson.

By order of the board,

DAVID W. BINET
Secretary to the Board of Directors

April 9, 2002

About this Document

This circular explains the business to be considered at the annual meeting of shareholders of Thomson on May 8, 2002 and other matters. This circular is sent to you in connection with **management's solicitation of your proxy** for use at the meeting and any adjourned meeting. Proxies will be solicited by mail and may also be solicited personally by employees of the company. All costs of solicitation will be paid by the company.

See "Voting" below for an explanation of how you can vote on the matters to be considered at the meeting whether or not you decide to attend the meeting.

All dollar amounts are in United States dollars unless otherwise noted.

Voting

What You Are Voting On

At the meeting you will be asked to elect directors and to appoint auditors of the company and to authorize the directors to fix the auditors' remuneration. We are not aware of any other matters to be considered at the meeting. However, you may also vote on any other business that may properly come before the meeting.

Who Can Vote

Holders of common shares as of the close of business on March 20, 2002 are entitled to vote at the meeting. Each common share carries one vote.

If you want to vote shares acquired after March 20, 2002 at the meeting, you must ask to be included in the list of shareholders entitled to vote at the meeting and produce properly endorsed share certificates or establish in some other way that you own the shares before the close of business on April 26, 2002.

On March 13, 2002 there were 630,740,649 common shares outstanding.

How to Vote if You Are a Registered Shareholder

You are a registered shareholder if your name appears on your share certificates. If your name does not appear on your share certificates, see "How to Vote if You Are a Non-Registered Shareholder" on page three. If you are a registered shareholder, you may vote in person at the meeting or by proxy. A proxy is a document that authorizes another person to attend the meeting to represent you and cast votes on your behalf. The proxy form for the meeting is enclosed with this circular.

Voting in Person

If you wish to attend the meeting and vote in person, you do not need to do anything except attend the meeting. **Do not complete or return the proxy form**, as your vote will be taken at the meeting. You should present yourself to representatives of Computershare when you arrive at the meeting. If you wish to vote shares registered in the name of a corporation, the corporation must submit a properly executed proxy to Computershare or Capita IRG authorizing you to vote the shares on behalf of the corporation.

Voting by Proxy

If it is not convenient for you to attend the meeting, you may vote on the matters to be considered at the meeting by proxy in one of two ways:

- you can authorize the management representatives named on the enclosed proxy form to vote your shares. If you choose this option, there are four ways you can give voting instructions:
  - *By mail.* Complete the enclosed paper proxy form by indicating how you want your shares voted, and leave blank the space on the form in the first paragraph. Sign, date and return the proxy form in the envelope provided.

98

- By telephone (Canada and the United States only). Call the toll free number on the enclosed proxy form using a touchtone telephone and follow the voice instructions. Please have your 14-digit Control Number and 5-digit Personal Identification Number (PIN) ready to convey your voting instructions on the telephone. Your Control Number and PIN are located on the front of the enclosed proxy form. If your proxy form does not contain a Control Number and PIN, you will not be able to vote by telephone.
- *By fax (Canada and the United States only).* Complete the enclosed paper proxy form by indicating how you want your shares voted, and leave blank the space on the form in the first paragraph. Sign and date the proxy form. Fax the completed proxy form to Computershare at (416) 263-9524 or toll free at 1-866-249-7775.
- *By Internet.* Follow the instructions on the enclosed proxy form in order to vote your shares through the Internet. Please have your proxy form with you when you are ready to vote, as it contains the information you will need to vote your shares through the Internet; or

- you may appoint another person to attend the meeting on your behalf and vote your shares. If you choose this option, you can appoint your proxy by mail, fax or Internet. If you mail or fax the proxy form, you must print that person's name in the blank space provided on the enclosed proxy form and you may indicate how you want your shares voted. Sign, date and return the proxy form in the envelope provided or fax the proxy form as described above under "Voting by Proxy". You may also appoint another person to be your proxyholder and indicate how you want your shares voted through the Internet as described above under "Voting by Proxy". You may choose anyone to be your proxyholder; the person does not have to be another shareholder. The person you appoint must attend the meeting and vote on your behalf in order for your votes to be counted. Proxyholders should present themselves to representatives of Computershare when they arrive at the meeting.

Please remember that your proxy or voting instructions must be received by the close of business on Monday, May 6, 2002.

If you have completed and signed the enclosed proxy form correctly, and have delivered it to Computershare in Canada or Capita IRG in the United Kingdom, then your proxyholder can vote for you at the meeting. If you have specified on the proxy form how you want to vote on a particular item (by marking FOR or WITHHOLD), then your proxyholder must vote your shares accordingly.

If you have not specified how to vote on a particular matter, then your proxyholder can vote your shares as he or she sees fit. If you have appointed the management representatives named on the enclosed proxy form as your proxyholder, and you have not specified how you want to vote, your shares will be voted as follows:

- **FOR the election as directors of the nominees set out in this circular; and**
- **FOR the appointment of PricewaterhouseCoopers LLP as the auditors of the company and the authorization of the directors to fix their remuneration.**

If any amendments or variations are proposed to these matters, or if any other matters properly come before the meeting or any adjourned meeting, your proxyholder can vote your shares as he or she sees fit.

How to Vote if You Are a Non-Registered Shareholder

You are a non-registered shareholder if your shares are registered in the name of an intermediary (such as a bank, trust company, securities broker, trustee or custodian) or in the name of a clearing agency (such as ADP Independent Investor Communications Corporation) in which the intermediary participates.

There are two ways to vote your shares held by your intermediary. You may vote in person at the meeting or you may vote by proxy in the manner described on page four. Unless you have previously informed your intermediary that you do not wish to receive material relating to meetings of the company, you will receive a package from your intermediary (for example, your broker) that contains either a voting instruction form or a proxy form for the number of shares you own. **In either case, you should follow the instructions that accompany the voting instruction form or the proxy form.**

Voting in Person

If you wish to attend the meeting and vote in person, you should do one of the following:

- if you have received a proxy form from your intermediary, insert your own name in the blank space provided in the proxy form to appoint yourself as proxyholder. If the intermediary has not signed the form, you must sign and date it. Follow your intermediary's instructions for returning the proxy form. Do not otherwise complete the form as your vote will be taken at the meeting; or
- if you have received a voting instruction form from your intermediary, follow your intermediary's instructions for completing the form.

You should present yourself to representatives of Computershare when you arrive at the meeting.

Please remember that your proxy or voting instructions must be received by the close of business on Monday, May 6, 2002.

Voting by Proxy or Giving Voting Instructions

If you are a non-registered shareholder and it is not convenient for you to attend the meeting, you should do one of the following:

- if you received a proxy form from your intermediary, you may vote by authorizing the management representatives named on the form to vote your shares. If you choose this option, you may complete the proxy form by indicating how you want your shares to be voted. If the intermediary has not signed the proxy form, you must sign and date it. Return the completed proxy form as instructed on the form. Alternatively, you may appoint another person to attend the meeting on your behalf and vote your shares by printing that person's name in the blank space on the form and indicating how you want your shares to be voted. The person you choose does not have to be another shareholder. The person named on the form must attend the meeting and vote on your behalf in order for your votes to be counted; or
- if you have received a voting instruction form from your intermediary, follow your intermediary's instructions for completing the form.

Proxyholders should present themselves to representatives of Computershare when they arrive at the meeting.

How to Revoke Your Proxy or Voting Instructions

If you are a registered shareholder and you have returned a proxy form or given voting instructions you may revoke them in any of the following ways:

- by completing and signing a proxy form with a later date than the proxy form you previously returned, and depositing it with Computershare or Capita IRG;
- by depositing a written statement signed by you or your attorney authorized in writing:
  - at the offices of Computershare or Capita IRG at any time up to the close of business on May 7, 2002, or, if the meeting is adjourned, the business day before any adjourned meeting; or
  - with the chairman of the meeting before the meeting starts; or
- in any other manner permitted by law.

If you are a non-registered shareholder, you may revoke a proxy or voting instructions (or a waiver of the right to receive meeting materials and to vote) given to your intermediary at any time by written notice to the intermediary, provided that the revocation is received by the intermediary at least seven days before the meeting. If your revocation is not received by that time, your intermediary is not required to act on it.

Votes Required for Approval

A majority of votes cast, in person or by proxy, is required to approve each of the items specified in the notice of meeting which accompanies this circular.

Who Counts the Votes

Computershare counts and tabulates the proxies independently of the company to preserve the confidentiality of individual shareholder votes. Proxies are not referred to the company unless a shareholder has made comments clearly intended for management, the validity of a proxy needs to be determined or it is required to permit management to discharge its legal responsibility to shareholders.

Controlling Shareholder

On March 13, 2002, Mr. Kenneth R. Thomson beneficially owned or exercised control over 459,000,488 shares or 72.77% of the outstanding shares, which included the 376,355,611 shares or 59.67% of the outstanding shares beneficially owned by The Woodbridge Company Limited.

Transactions with Woodbridge in 2001

- In January, Thomson completed a transaction with BCE Inc. and Woodbridge in which Thomson exchanged its interest in *The Globe and Mail* and other related assets for a 20% equity interest in a new multimedia company, Bell Globemedia Inc.
- In February, Woodbridge subscribed for $250 million of preferred shares of a subsidiary of Thomson.
- In April, Thomson sold Jane's Information Group to a subsidiary of Woodbridge for $110 million.
- In September, Thomson sold its 50% interest in the Augusta Newsprint Company to Woodbridge for $190 million.

For further information on these transactions see notes 17, 21 and 22 to our 2001 consolidated financial statements.

Business of the Meeting

At the meeting, you will be asked to:

- elect directors, and
- appoint PricewaterhouseCoopers LLP as auditors and authorize the directors to fix their remuneration.

Information follows about each of these items.

Election of Directors

The directors determine the size of the board within limits set by the shareholders. Fifteen directors are to be elected at the meeting. Management does not believe that any of the nominees will be unable to serve as a director but if that occurs for any reason before the meeting the persons named in the enclosed proxy form may vote for another nominee at their discretion. Each director elected will hold office until the next annual meeting or until the director resigns or a successor is elected or appointed.

The table below provides information with respect to each of the nominees including the number of shares beneficially owned directly or indirectly by them or over which they exercised control or direction and the number of deferred share units held by them on March 13, 2002.

	Director Since	*Shares*	*Deferred Share Units*[1]
Kenneth R. Thomson, Toronto, Ontario Chairman of Thomson	1978	459,000,488[2]	–
W. Geoffrey Beattie, Toronto, Ontario Deputy Chairman of Thomson and President of Woodbridge (holding company)	1998	500	–
Richard J. Harrington, Westport, Connecticut President and Chief Executive Officer of Thomson	1993	15,000	162,893
Ron D. Barbaro, Toronto, Ontario Chairman and Chief Executive Officer of Ontario Lottery and Gaming Corporation (gaming)	1993	25,000	5,095
Robert D. Daleo, Fort Lee, New Jersey Executive Vice President and Chief Financial Officer of Thomson	2001	1,100	28,810
Steven A. Denning, Greenwich, Connecticut Managing Partner of General Atlantic Partners, LLC (venture investment firm)	2000	–	2,275
John F. Fraser, O.C., Winnipeg, Manitoba Chairman of Air Canada (airline)	1989	2,385	5,230
V. Maureen Kempston Darkes, O.C., Miami, Florida President of General Motors Latin America, Africa, Mid-East and Group Vice President of General Motors Corporation (automobile manufacturer)	1996	500	4,614
Roger L. Martin, Toronto, Ontario Dean of the Joseph L. Rotman School of Management at the University of Toronto (post secondary education)	1999	6,000	2,822
Vance K. Opperman, Minneapolis, Minnesota President and Chief Executive Officer of Key Investment, Inc. (holding company)	1996	40,000	5,009
David H. Shaffer, Stamford, Connecticut Executive Vice President of Thomson and President and Chief Executive Officer of Thomson Learning	1998	40,000	–
David K.R. Thomson, Toronto, Ontario Deputy Chairman of Woodbridge (holding company)	1988	6,070	–
Peter J. Thomson, Toronto, Ontario Deputy Chairman of Woodbridge (holding company)	1995	–	–
Richard M. Thomson, O.C., Toronto, Ontario Corporate Director	1984	31,700	5,688
John A. Tory, Toronto, Ontario President of Thomson Investments Limited (holding company)	1978	468,214	–

1 The deferred share units are held under the non-employee directors' share plan described under "Compensation of Directors" on page 12 except in the case of Messrs. Harrington and Daleo. Messrs. Harrington and Daleo hold their deferred share units under the deferred compensation plan of the company which provides that they will receive shares equal to the number of deferred share units disclosed upon ceasing to be employed by the company.

2 In addition, Mrs. K.R. Thomson indirectly beneficially owns 258,086 shares.

Appointment of Auditors

It is proposed that PricewaterhouseCoopers LLP be reappointed as the auditors of the company to hold office until the next annual meeting of shareholders in 2003. PricewaterhouseCoopers LLP have been the auditors of the company since its incorporation in 1977.

Executive Compensation

Summary Compensation Table for Named Executive Officers

Below is a summary of compensation earned during the last three years by our chief executive officer and our next four most highly compensated officers. In this section, these individuals are referred to as the named executive officers. All dollar amounts are in United States dollars unless otherwise indicated.

		Annual Compensation			*Long-Term Compensation*			
					Awards		*Payouts*	
Name and Principal Position	*Year*	*Salary ($)*	*Bonus ($)*	*Other Annual Compen-sation ($)*[1]	*Securities Under Options/SARs Granted (#)*	*Restricted Shares or Restricted Share Units ($)*	*Long-Term Incentive Plan Payouts ($)*	*All Other Compen-sation ($)*[2]
Richard J. Harrington	2001	1,200,000	1,840,800	481,715[3]	375,000	–	–	5,100
President and	2000	1,150,000	1,840,000	122,282[3]	325,000	–	–	5,100
Chief Executive Officer	1999	1,100,000	1,672,000	96,431	340,000	–	1,100,000	4,800
David H. Shaffer	2001	950,000	1,365,150	206,265[4]	208,000	–	–	5,100
Executive Vice President	2000	900,000	1,440,000	251,319[4]	175,000	–	–	5,100
of Thomson and President	1999	837,500	1,273,000	387,664[4]	210,000	–	837,500	4,800
and Chief Executive Officer								
of Thomson Learning								
Brian H. Hall	2001	750,000	899,250	326,907[5]	155,000	–	807,444	5,100
Executive Vice President	2000	700,000	1,227,100	–	110,000	–	1,140,861	5,042
of Thomson and President	1999	616,667	1,143,301	–	80,000	–	2,315,821	4,800
and Chief Executive Officer								
of Thomson Legal and								
Regulatory								
Robert D. Daleo	2001	690,000	1,058,460	252,917[6]	133,000	–	–	4,806
Executive Vice President	2000	650,000	1,040,000	–	110,000	–	929,500	5,100
and Chief Financial Officer	1999	600,000	462,000	–	50,000	–	564,520	4,800
Patrick J. Tierney	2001	660,000	660,000	659,026[7]	130,000	–	511,317	4,733
Executive Vice President	2000	620,830	600,000	39,363[7]	92,000	–	678,922	5,100
of Thomson and President	1999	550,006	900,406	38,236[7]	70,000	–	631,442	4,800
and Chief Executive Officer								
of Thomson Financial								

1. Amounts are shown if they exceeded the applicable disclosure threshold.
2. These amounts represent the company's contributions to savings plans on behalf of the named executive officers.
3. The amount for 2001 includes $401,775 in respect of an insurance policy for the benefit of Mr. Harrington, of which $4,860 represents the premium paid by the company for the term life portion of the policy and $396,915 represents the actuarial equivalent of the benefit to Mr. Harrington of the premium paid by the company for the non-term life portion of the policy. All premiums paid by the company in respect of the non-term portion of the policy will be repaid to the company no later than the death of Mr. Harrington. See "Pension Plans" on page 10 for a description of the policy. The amount for 2000 also includes $49,595 for the cost of personal transportation services for Mr. Harrington.

4 The amounts for 2001, 2000 and 1999 include the cost of life insurance, being $101,876, $99,646 and $98,996, respectively, for Mr. Shaffer. The amounts for 2001, 2000 and 1999 also include $59,269, $92,565 and $219,502, respectively, paid to Mr. Shaffer as compensation for living, travel and related expenses incurred as a result of working a significant distance from his family's principal residence.

5 The amount for 2001 includes $251,525 in respect of an insurance policy for the benefit of Mr. Hall, of which $2,841 represents the premium paid by the company for the term life portion of the policy and $248,684 represents the actuarial equivalent of the benefit to Mr. Hall of the premium paid by the company for the non-term life portion of the policy. All premiums paid by the company in respect of the non-term portion of the policy will be repaid to the company no later than the death of Mr. Hall. See "Pension Plans" on page 10 for a description of the policy.

6 The amount for 2001 includes $216,568 in respect of an insurance policy for the benefit of Mr. Daleo, of which $2,303 represents the premium paid by the company for the term life portion of the policy and $214,265 represents the actuarial equivalent of the benefit to Mr. Daleo of the premium paid by the company for the non-term life portion of the policy. All premiums paid by the company in respect of the non-term portion of the policy will be repaid to the company no later than the death of Mr. Daleo. See "Pension Plans" on page 10 for a description of the policy.

7 The amount for 2001 includes $232,858 in respect of an insurance policy for the benefit of Mr. Tierney, of which $2,896 represents the premium paid by the company for the term life portion of the policy and $229,962 represents the actuarial equivalent of the benefit to Mr. Tierney of the premium paid by the company for the non-term life portion of the policy. All premiums paid by the company in respect of the non-term portion of the policy will be repaid to the company no later than the death of Mr. Tierney. See "Pension Plans" on page 10 for a description of the policy. The amount for 2001 also includes $397,770 for the cost of relocating Mr. Tierney and his family in connection with his appointment as President and Chief Executive Officer of Thomson Financial. The amounts for 2000 and 1999 include $14,948 and $9,571, respectively, for the cost of health insurance for Mr. Tierney.

Long-Term Incentive Plans – Awards in Most Recently Completed Financial Year

In the past three years, we have moved many executives out of cash-based long-term incentive plans, which have been replaced with equity-based incentives. Messrs. Hall and Tierney are the only named executive officers who participate in cash long-term incentive plans. The following table sets forth information concerning Mr. Hall's and Mr. Tierney's cash-based long-term incentive plans which end on December 31, 2002 and which are being replaced with equity-based incentives.

Name	*Securities, Units or Other Rights (#)*	*Performance or Other Period Until Maturation or Payout*	*Estimated Future Payouts Under Non-Securities-Price-Based Plans*		
			Threshold ($ or #)	*Target ($ or #)*	*Maximum ($ or #)*
Brian H. Hall[1]	–	3 years	[1]	[1]	[1]
Patrick J. Tierney[2]	–	3 years	[2]	[2]	[2]

1 Based on the three-year period ending December 31, 2002, Mr. Hall may be paid a bonus equal to a percentage of his average annual salary for the period. The percentage will depend upon the amount by which the total operating profit and total sales of Thomson Legal and Regulatory exceeds certain targets. As the company is phasing out cash-based long-term incentive plans in favour of equity-based incentive plans, all or a portion of the bonus will be paid in the form of equity incentives and the remainder will be paid in cash. The value of the maximum payout will not exceed 200% of his average annual salary for the period.

2 Based on the three-year period ending December 31, 2002, Mr. Tierney may be paid a bonus equal to a percentage of his average annual salary for the period. The percentage will depend upon the amount by which the total operating profit and total sales of Thomson Financial exceeds certain targets. As the company is phasing out cash-based long-term incentive plans in favour of equity-based incentive plans, all or a portion of the bonus will be paid in the form of equity incentives and the remainder will be paid in cash. The value of the maximum payout will not exceed 200% of his average annual salary for the period.

Option/SAR Grants During the Most Recently Completed Financial Year

Under our stock incentive plan, we may grant options to buy shares, stock appreciation rights attaching to option grants, awards of shares and other awards that are valued based upon the fair market value of the company's shares at the close of business on the day before the grant.

If tax or securities regulations make it impracticable to make grants under the stock incentive plan, we may allocate units under our phantom stock plan to executive officers and senior employees of the company and its subsidiaries. After being employed with the company for a prescribed length of time a holder of units is entitled to a payment based on the number of units and the increase, if any, in the market price of the shares from the date of allocation.

Options and units expire no later than 10 years from the date of issuance or allocation. Options granted under the stock incentive plan and units granted under the phantom stock plan are exercisable at such times as determined on the date of grant. In the case of options granted in 2001, 25% are exercisable from and after each anniversary of the date of the grant on a cumulative basis.

The following table sets forth information concerning grants of options in 2001 under the stock incentive plan to the named executive officers:

Name	*Securities Under Options/SARs Granted (#)*	*Percentage of Total Options/ SARs Granted to Employees in Financial Year*	*Exercise or Base Price (Cdn$/Security)*	*Market Value of Securities Underlying Options/SARs on the Date of Grant (Cdn$/Security)*	*Expiration Date*
Richard J. Harrington	375,000	11.8%	$48.40	$48.40	Dec. 12, 2011
David H. Shaffer	208,000	6.6%	$48.40	$48.40	Dec. 12, 2011
Brian H. Hall	155,000	4.9%	$48.40	$48.40	Dec. 12, 2011
Robert D. Daleo	133,000	4.2%	$48.40	$48.40	Dec. 12, 2011
Patrick J. Tierney	130,000	4.1%	$48.40	$48.40	Dec. 12, 2011

There were no allocations of units under the phantom stock plan to the named executive officers during 2001.

Aggregate Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

The following table sets forth information concerning units exercised under the phantom stock plan during 2001 and unexercised options under the stock incentive plan and unexercised units under the phantom stock plan at December 31, 2001:

Name	*Securities Acquired on Exercise (#)*	*Aggregate Value Realized ($)*	*Unexercised Options/SARs at December 31, 2001 (#)* *Exercisable/Unexercisable*	*Value of Unexercised in-the-money Options/SARs at December 31, 2001 ($)* *Exercisable/Unexercisable*
Richard J. Harrington	88,750	2,294,404	766,749/1,059,501	8,426,125/3,629,655
David H. Shaffer	–	–	159,083/697,251	605,351/1,505,754
Brian H. Hall	–	–	106,000/354,001	948,955/1,090,398
Robert D. Daleo	–	–	117,499/300,501	1,263,066/833,141
Patrick J. Tierney	7,000	124,452	75,019/300,001	506,114/808,946

No options granted under the stock incentive plan or stock appreciation rights allocated under the phantom stock plan have been repriced.

Pension Plans

Each named executive officer is entitled to a non-contributory pension at age 62 equal to a percentage of his final year's salary. This percentage is 60% for Mr. Harrington and 50% for Messrs. Shaffer, Hall, Daleo and Tierney. In certain circumstances, a named executive officer will be entitled to his pension upon disability. The pension amount will be reduced by 5% for each year by which retirement precedes age 62. A named executive officer will not be entitled to receive any amount under the pension plan if he retires before the age of 55 with less than 5 years of service.

In addition, we have put in place an insurance policy for each named executive officer other than Mr. Shaffer. Each policy provides term life insurance to the named executive officer and entitles the named executive officer to an annual supplemental retirement benefit beginning at age 62 of approximately 10% of his final year's salary. The named executive officer must have at least 10 years of service to be entitled to the supplemental retirement benefit. The amount will be reduced by 5% for each year by which retirement precedes age 62. If a named executive officer retires before the age of 55, he will not be entitled to receive any amount under the policy. Under the terms of each policy, all premiums paid by the company in respect of the non-term life portion of the policy will be repaid to the company no later than the death of the named executive officer.

Employment Agreements

Each named executive officer is a party to an employment agreement. If any of them is terminated without cause he will receive a payment based on his final year's salary. In the case of Mr. Harrington, the payment is three times his final year's salary. For Mr. Shaffer, the payment is two and one-half times his final year's salary. For each of Messrs. Hall, Daleo and Tierney, the payment is two times his final year's salary. If any of them is terminated without cause one-half of unvested options issued under the stock incentive plan and units allocated under the phantom stock plan are immediately exercisable and the balance is forfeited.

Report on Executive Compensation

Our executive compensation structure encourages executives to achieve exceptional performance. We reward both individual and corporate performance, primarily over the long term, but also in the short term. We expect to pay exceptional compensation for superior performance, and outstanding executives have the opportunity to achieve substantial earnings. Compensation for executives reflects:

- the functions they are performing;
- their contribution to the company;
- their capacity to improve the financial performance of the company;
- their enthusiasm and loyalty; and
- above all, their ability to create value for our shareholders.

We also believe it is important to compensate our senior executives in the top quartile of the compensation paid by our competitors. We believe this allows us to attract and retain high-quality executives. From time to time we retain consultants to analyze total compensation and its form to ensure the company is competitive in this regard.

Total Compensation

A senior executive's compensation is typically composed of salary, annual cash incentive bonus plan payments and equity-based incentives. Certain senior executives also participate in cash-based long-term incentive plans. We have recently moved toward a greater allocation of equity-based incentives for our most senior executives with significant management and policy-making functions. Generally, this has resulted in replacing cash-based long-term incentive plans with grants under the stock incentive plan. The human resources committee believes this change more closely aligns the interests of executives with those of shareholders and assists in keeping the company competitive in the market for high-quality executives.

Salary

Salary is determined by reference to an executive's performance and salaries prevailing in the relevant market. Increases in base salary are determined primarily by the performance of Thomson, of the relevant market groups in which the executives operate, and of the executives themselves. For an executive in each of the company's market groups, the most heavily weighted factors are the performance of that executive and that group. For an executive with corporate-wide responsibilities the most heavily weighted factors are the performance of that executive and the performance of Thomson as a whole.

The human resources committee monitors and approves changes in base salary for senior executive officers including the named executive officers.

Annual Incentive Bonus Plans

We use annual incentive bonus plans to motivate and reward senior executives. Different plans may be put into effect to address individual executives or businesses. Each market group establishes plans within parameters set by the company which take into account the market conditions of the particular group. The plans typically are designed to reward the individual executive for the direct contribution which he or she can make to the company or to his or her market group, and at the most senior levels are related to increases in revenue, operating profit and return on invested capital meeting or exceeding specific targets determined by reference to the strategic plans of the company.

All annual plans have exacting targets. No payments are made for average performance. Awards for senior executive officers are approved by the human resources committee. Awards for other executives are usually made by the president of Thomson or the president of the relevant market group.

Equity-Based Compensation Plans

Our stock incentive plan provides that we may grant options to buy shares, stock appreciation rights attaching to option grants, awards of shares and other awards that are valued with reference to the fair market value of the company's shares on the date of the grant. The stock incentive plan is described on page nine under "Option/SAR Grants During the Most Recently Completed Financial Year".

Our phantom stock plan provides for the allocation of participation units by the company if tax or securities regulations make it impracticable to make grants under the stock incentive plan. The phantom stock plan is described on page nine under "Option/SAR Grants During the Most Recently Completed Financial Year".

Allocations under these plans are intended to provide strong incentives for superior long-term future performance. A principal attraction of these plans is that they link compensation to shareholders' interests because the value of the awards to our executives is directly linked to our future stock price.

In making grants under the stock incentive plan and allocations under the phantom stock plan, the human resources committee may take into account the amount of previous allocations. The committee does not consider it relevant whether an executive has exercised options or units.

Long-Term Incentive Bonus Plans

We have in place a number of cash-based long-term incentive bonus plans for some market group executives. Of the named executive officers only Mr. Hall and Mr. Tierney participate in these plans which are described following the table on page eight entitled "Long-Term Incentive Plans – Awards in Most Recently Completed Financial Year". These plans are typically three years in duration, coinciding with the company's planning cycles. As with annual incentive bonus plans, payments under long-term plans are not made unless exacting targets are met.

Chief Executive Officer

The salary of our chief executive officer is set by the human resources committee. In setting salary, reference is made to publicly disclosed executive compensation information to ascertain that the amount is competitive with amounts paid to chief executive officers of businesses of the size of the company and in comparable markets.

The compensation structure for our chief executive officer includes options under our stock incentive plan and participation in an annual incentive bonus plan. The human resources committee believes that this compensation structure is consistent with compensation programs offered by the company's significant competitors, aligns Mr. Harrington's interests with the interests of shareholders and appropriately compensates Mr. Harrington for the long-term success of the company.

Composition of the Human Resources Committee

The human resources committee approves the compensation of the named executive officers and other senior executive officers of the company. This report on executive compensation is presented by the human resources committee, the members of which are set out below. Mr. Beattie is the deputy chairman of the company and Mr. Tory is an officer of certain subsidiaries of the company. Richard M. Thomson is not related to Kenneth R. Thomson.

Members: Richard M. Thomson (Chairman); W. Geoffrey Beattie; Steven A. Denning; John A. Tory

Compensation of Directors

In 2001 directors were paid an annual fee of $30,000 plus $1,000 for each board or committee meeting attended ($500 if attendance was by telephone). Committee chairs were paid an additional annual fee of $5,000.

Directors who are officers of the company or any of its affiliates do not receive any fees.

Non-employee directors can receive up to 100% of their fees in shares or deferred share units. If a director elects to receive shares, the amount (net of withholding taxes) is used to buy shares for the director in the open market. If a director elects to receive deferred share units, units representing the value of the shares are credited to the director's account based on the market value of a share. Deferred share units are paid to the director within one year following termination of board service. Payment will be made in shares or cash (net of withholding taxes) based on the market value of the shares on the date of payment. The amount includes the value of any dividends declared on the shares.

Performance Graph

The graph below compares the cumulative total shareholder return on Cdn$100 invested in our shares on December 31, 1996 with the cumulative total return of The Toronto Stock Exchange 300 Composite Index over the same period.

Cumulative Value of a Cdn$100 Investment Assuming Reinvestment of Dividends



(Cdn$)
300
250
200
150
100
50
Thomson
TSE 300
1996
1997
1998
1999
2000
2001
Years ended December 31

	Years ended December 31 (Cdn$)					
	1996	1997	1998	1999	2000	2001
Thomson	100	133	125	135	208	179
TSE 300	100	115	113	149	160	140

Indebtedness of Directors, Executive Officers and Senior Officers

As at March 13, 2002, there was no indebtedness (other than "routine indebtedness" under applicable Canadian securities laws) of the officers, directors, employees and former officers, directors and employees of the company owing to the company.

Directors' and Officers' Insurance

The company's by-laws indemnify directors and officers against any liability and costs arising out of any action or suit against them from the execution of their duties. The indemnities are subject to the limitations described in the by-laws. We have insurance for the benefit of our directors and officers against liability incurred by them in their capacity as directors or officers, except where the liability relates to a failure to act honestly and in good faith with a view to the best interests of the company. The premium was $403,199 in 2001. The policy provides coverage of $100 million for each director and officer subject to a maximum of $100 million in any year. Each claim against a director or officer is subject to a deductible of $1,000,000 for the individual director or officer or directors and officers as a group, unless the indemnification provided for in the by-laws does not apply.

Statement of Corporate Governance Practices

The Board of Directors

The mandate of the board of directors of the company is to supervise the management of the business and affairs of the company. The board recognizes the importance of the enhancement of both short- and long-term value for all shareholders including, in particular, shareholders other than the Thomson family. The board's system of corporate governance is designed to achieve this.

The board believes that its structure and procedures ensure that it functions independently of management. Of the 15 directors of the company, 3 are involved in day-to-day management of the business of the company. The remaining 12 directors are unrelated within the meaning of The Toronto Stock Exchange's guidelines for improved corporate governance. Of the 12 unrelated directors, 5 have been nominated by the controlling shareholder, including the chairman. Therefore, there are seven directors who are independent of both management and the controlling shareholder. In other words, approximately 47% of the directors independently represent the 27% interest in the company held by shareholders other than the Thomson family. This exceeds the recommendation for proportionate representation of minority shareholders contained in the TSE guidelines. The independent directors are Mrs. Kempston Darkes and Messrs. Barbaro, Denning, Fraser, Martin, Opperman and R.M. Thomson.

Directors meet regularly without management present to ensure the board is able to discharge its responsibilities independently of management. In appropriate circumstances a director can obtain an outside advisor with the approval of the corporate governance committee.

We provide new directors with orientation materials describing the business of the company and the corporate governance program. New directors also have detailed meetings with our chief executive officer and chief financial officer.

We have a highly secure intranet site for the board which permits the timely distribution of a variety of information including materials required for board meetings. This facility also fosters communication among directors and between directors and management. We also have a secretary of the board of directors who reports to the chairman and who also acts as secretary to each of the committees of the board.

Duties of the Board of Directors

The board of directors requires that management seek directors' approval of:

- the mission, values and long-term objectives and strategies of the company. A critical part of this process is the annual development by management and the board of a three-year business plan, with rigorous but realistic goals;
- significant capital expenditures, acquisitions or disposals;
- investment in new territories and any investment outside the company's core businesses; and
- the appointment of senior officers.

These matters are in addition to those matters which are required by law to receive board consideration and approval, such as the issuance of securities.

The board regularly receives reports on the operating activities of the company, as well as timely reports on certain non-operational matters, including insurance, pensions, corporate governance, health and safety, and treasury matters.

Committees of the Board of Directors

There are four committees of the board: audit committee, human resources committee, corporate governance committee and executive committee. All members of these committees are unrelated within the meaning of the TSE guidelines. The board believes the composition of all committees ensures they operate independently from management such that all shareholders' interests are appropriately protected. The board also believes that the composition of the audit committee reflects a high level of financial literacy. Each committee has a formal mandate established by the board which is reviewed periodically.

Audit Committee

The audit committee is responsible for:

- reviewing the terms of engagement of the company's external auditors, including making recommendations to the board on the nomination of the external auditors and their remuneration;
- ensuring the independence of the external auditors;
- reviewing internal controls, financial reporting policies and procedures, and the performance of the external auditors;
- reviewing with management and the external auditors the annual and quarterly financial statements, in each case prior to their approval by the full board of directors;
- discussing specific financial reporting and other issues as they arise with management and the external auditors; and
- considering pension matters including reviewing policies relating to the company's pension plans, especially investment policies and objectives, funding policies and the performance of investment managers in the context of agreed-upon investment performance mandates and criteria.

Members: Vance K. Opperman (Chairman); Ron D. Barbaro; V. Maureen Kempston Darkes; Roger L. Martin

Human Resources Committee

The human resources committee is responsible for:

- overseeing management of the company's human resources;
- ensuring there are appropriate succession plans for senior positions;
- reviewing the responsibilities of and compensation for executive officers;
- ensuring human resources strategies conform with the company's business goals; and
- reviewing the company's organizational structure.

Members: Richard M. Thomson (Chairman); W. Geoffrey Beattie; Steven A. Denning; John A. Tory

Corporate Governance Committee

The corporate governance committee is responsible for:

- proposing nominees to the board;
- reviewing and making recommendations on matters relating to effective corporate governance;
- assessing the effectiveness of the board, its committees and individual members, including meeting from time to time to explore prospects for more effective governance;
- establishing directors' compensation; and
- considering any transactions that may take place between the company and its controlling shareholder with any committee members related to the company's controlling shareholder abstaining from voting on the matter.

Members: John F. Fraser (Chairman); Ron D. Barbaro; W. Geoffrey Beattie; Richard M. Thomson

Executive Committee

The executive committee will meet between regularly scheduled meetings of the full board if directors' consideration of a particular matter is required. Matters generally appropriate for consideration by the executive committee are those not sufficiently material to require full board review and matters already approved in principle by the full board. The executive committee has all the powers of the board except for those reserved to the full board by law, such as approving the issuance of shares.

Members: Kenneth R. Thomson (Chairman); W. Geoffrey Beattie; John A. Tory

Additional Information

You can obtain copies of our latest annual information form (together with the documents or pertinent pages of documents incorporated by reference), our consolidated financial statements for 2001 together with the report of the auditors on those statements, any financial statements for periods after 2001 and this circular upon request from us. You will also find additional information about Thomson at www.thomson.com.

Directors' Approval

The contents and sending of this circular to shareholders of the company have been approved by the board of directors of the company.

DAVID W. BINET
Secretary to the Board of Directors
Toronto, Ontario

April 9, 2002

The Thomson Corporation

Metro Center
One Station Place
Stamford, Connecticut
United States 06902
tel 203.328.9400
fax 203.328.8398

Toronto-Dominion Bank Tower
66 Wellington Street West
Toronto, Ontario M5K 1A1
Canada
tel 416.360.8700
fax 416.360.8812

The Quadrangle
180 Wardour Street
London W1A 4YG
United Kingdom
tel 44.20.7437.9787
fax 44.20.7734.0561

www.thomson.com

THE THOMSON CORPORATION ANNUAL MEETING OF SHAREHOLDERS

May 8, 2002 at 12:00 noon, the Design Exchange, 234 Bay Street, Toronto, Ontario, Canada

This Proxy is solicited on behalf of management.

The undersigned shareholder of The Thomson Corporation hereby appoints Mr. K.R. Thomson, or failing him, Mr. W.G. Beattie, or failing him, Mr. R.J. Harrington, being directors of the company, or instead of any of the foregoing ______________________ as nominee of the undersigned, to vote and act for the undersigned **at the annual meeting of shareholders called for the 8th day of May, 2002,** and at all adjournments thereof, upon the following matters:

(1) FOR ☐ WITHHOLD VOTE ☐ in the election of directors;
(2) FOR ☐ WITHHOLD VOTE ☐ in the appointment of auditors and in authorizing the directors to fix their remuneration; and
(3) such other business as may properly come before the meeting.

CONTROL NUMBER:
PERSONAL IDENTIFICATION NUMBER (PIN):

Signature ______________________ Date ______________________, 2002.

* **A shareholder may submit voting instructions by mail, telephone, fax or Internet.** See instructions on reverse.

** **A shareholder may appoint a person to represent him or her at the meeting other than the persons designated in this proxy.** See instructions on reverse.

DETACH HERE

THE THOMSON CORPORATION
CHANGE OF ADDRESS NOTIFICATION

Common Shareholders — Effective: ______________________, 20____

Name of Registered Security Holder (please print exactly as registered on your certificate)	
Previous Address (Street, Municipality, Postal Code)	
New Address (Street, Municipality, Postal Code)	
Signature of Registered Holder	Date

Important Notes:
1. In order to ensure the proper identification of your account please include your previous address or attach the label from a recent mailing. If you are receiving more than one mailing please provide the numbers of the accounts which you will allow us to consolidate by completing the reverse hereof and returning it in the envelope provided.
2. You cannot submit a change of address by telephone or through the Internet. If your address has changed, you must submit this form in order to notify Thomson of your change of address.

DETACH HERE

A message from Canada Customs and Revenue Agency

If you receive income from securities, a trust or mutual fund (in the form of dividends, interest, redemption premiums, etc.) the Income Tax Act requires that you give your Social Insurance Number to the person (the issuing company, trustee, or agent) who prepares information slips on your behalf.

Providing your Social Insurance Number (SIN) will improve the fairness of the tax system because it ensures that investment income is declared at tax time so everyone pays their fair share. Your co-operation helps us process forms more quickly, and provide better and more timely service.

Social Insurance Number:

Complete, Detach and Return to Computershare Trust Company of Canada

The issuer, trustee or agent is required by law to ask for your Social Insurance Number. If you do not give your SIN to authorized individuals when requested, you are liable for a penalty of $100.

If you do not have a Social Insurance Number, please contact your local Canada Employment Centre. As soon as you receive your Social Insurance Number card in the mail, inform the issuer, trustee or agent. In addition, be sure to name the security you hold, and give your full name and address as registered. For further information, please call or visit your local district taxation office.

You cannot submit your SIN by telephone or through the Internet. If applicable, you must provide your SIN by completing, detaching and returning this form.

Notes:

(a) **A shareholder may appoint a person, other than the persons designated in this proxy, to represent him or her at the meeting.** To do this, insert in the space provided the name of the other person you wish to appoint. The person does not need to be a shareholder. You may also appoint your proxy through the Internet. Voting by mail, fax or Internet are the only ways to appoint a person as proxy other than the persons designated in this proxy.

(b) To be valid, this proxy should be signed, dated and deposited either with Computershare Trust Company of Canada at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Canada, or with Capita IRG plc at Bourne House, 34 Beckenham Road, Beckenham, Kent, BR3 4BR, United Kingdom no later than the close of business on May 6, 2002. If you vote by telephone or Internet, you must submit your vote by the close of business on May 6, 2002.

(c) If the shareholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the shareholder has a corporate seal, its corporate seal should be affixed. If you are voting on behalf of a corporation or another individual, you may require documentation evidencing your power to sign the proxy with signing capacity stated.

(d) Please see the accompanying information circular for further information on how to complete and use this proxy and for other information about the meeting.

(e) If a share is held by more than one person, any one of them present or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the share, but if more than one of them are present or represented by proxy they must vote together. Voting by mail or fax are the only ways to vote a person's shares on his or her behalf.

Voting Instructions:

By mail

1. Complete the front of this form.
2. Sign and return the form to Computershare or Capita IRG in the enclosed envelope.

By telephone (Canada and United States only)

1. Using a touchtone telephone, call toll free at 1-800-816-9061.
2. When prompted, enter the 14-digit Control Number and the 5-digit Personal Idenification Number (PIN) located on the front of this form.
3. Follow the voice instructions.

By fax (Canada and United States only)

1. Complete the front of this form.
2. Sign and fax the form to Computershare at (416) 263-9524 or toll free at 1-866-249-7775.

By Internet

1. Go to the web site www.computershare.com/ca/proxy.
2. Follow the instructions on the site.
3. You will be required to enter the 14-digit Control Number and 5-digit PIN located on the front of this form.

DETACH HERE

CUSIP 884903105

THE THOMSON CORPORATION

Please consolidate all the accounts indicated below in a single account bearing the number ____________________

1.	2.
(Name)	(Name)
(Address)	(Address)
(Account No.)	(Account No.)

Authorized by:

Signature	Date

DETACH HERE

The Thomson Corporation
Important Notice
Quarterly Reports — Do you wish to receive them?

CUSIP 884903105

Thomson regularly provides full information to the press and on its website at www.thomson.com the day its quarterly results are announced. Thomson also posts quarterly reports on its website. However, you can enroll to receive quarterly reports and other shareholder communications electronically at www.computershare.com/ca/consent. Enter your 14-digit Control Number and 5-digit PIN located on the front of this form and follow the instructions on the site to enroll. For these reasons, many of our registered shareholders do not wish to receive printed copies of quarterly reports by mail.

If you still wish to receive quarterly reports by mail, you can enroll by returning this card in the envelope provided. If this card is not returned or you do not register to receive quarterly reports electronically, we will assume you do not wish to receive these reports; however, you will continue to receive the annual report and associated proxy material.

(Name)

(Address)

☐ If you wish to receive quarterly reports by mail in 2002, please check here and provide your name and address in the space provided to the left.

THE THOMSON CORPORATION ANNUAL MEETING OF SHAREHOLDERS

May 8, 2002 at 12:00 noon, the Design Exchange, 234 Bay Street, Toronto, Ontario, Canada

This Proxy is solicited on behalf of management.

The undersigned shareholder of The Thomson Corporation hereby appoints Mr. K.R. Thomson, or failing him, Mr. W.G. Beattie, or failing him, Mr. R.J. Harrington, being directors of the company, or instead of any of the foregoing ______________________________
as nominee of the undersigned, to vote and act for the undersigned **at the annual meeting of shareholders called for the 8th day of May, 2002,** and at all adjournments thereof, upon the following matters:

(1) FOR ☐ WITHHOLD VOTE ☐ in the election of directors;
(2) FOR ☐ WITHHOLD VOTE ☐ in the appointment of auditors and in authorizing the directors to fix their remuneration; and
(3) such other business as may properly come before the meeting.

Signature ______________________ Date ______________________, 2002.

* **A shareholder may appoint a person to represent him or her at the meeting other than the persons designated in this proxy.** See Instructions on reverse.

** **A shareholder who receives this proxy form cannot vote his or her shares by telephone, fax or through the Internet.**

DETACH HERE

THE THOMSON CORPORATION
SUPPLEMENTAL MAILING LIST

Canadian securities legislation obliges Thomson to deliver its interim financial statements to any person or company who submits a written request to the company for such statements, including a statement signed by such person or company that the person or company is the owner of securities of Thomson. Thomson regularly provides full information to the press and on its website at www.thomson.com the day its quarterly results are announced. Thomson also posts quarterly reports on its website. However, if you would like your name placed on the supplemental mailing list maintained by the company to receive interim financial statements kindly complete the form below and return it with your proxy form in the return envelope.

DETACH HERE

THE THOMSON CORPORATION

I would like my name placed on the supplemental mailing list of shareholders maintained by Thomson and confirm that I am an owner of securities of the company.

Name: ______________________________

Address: ______________________________

____

____

Signature: ______________________ Date: ______________________

Notes:

(a) **A shareholder may appoint a person, other than the persons designated in this proxy, to represent him or her at the meeting.** To do this, insert in the space provided the name of the other person you wish to appoint. The person does not need to be a shareholder.

(b) To be valid, this proxy should be signed, dated and deposited either with Computershare Trust Company of Canada at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Canada, or with Capita IRG plc at Bourne House, 34 Beckenham Road, Beckenham, Kent, BR3 4BR, United Kingdom no later than the close of business on May 6, 2002.

(c) If the shareholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the shareholder has a corporate seal, its corporate seal should be affixed. If you are voting on behalf of a corporation or another individual, you may require documentation evidencing your power to sign the proxy with signing capacity stated.

(d) Please see the accompanying information circular for further information on how to complete and use this proxy and for other information about the meeting.

(e) If a share is held by more than one person, any one of them present or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the share, but if more than one of them are present or represented by proxy they must vote together.

DETACH HERE

CUSIP 884903105

DETACH HERE

CUSIP 884903105

CUSIP 884903105

TO HOLDERS OF SHARES OF

THE THOMSON CORPORATION

Thomson regularly provides full information to the press and on its website at www.thomson.com the day its quarterly results are released. Thomson also posts quarterly reports on its website. However, you can enroll to receive quarterly reports and other shareholder communications electronically. Information on how to enroll is set out in the cover letter included with the annual meeting materials sent to you. For these reasons, many of our shareholders do not wish to receive printed copies of the quarterly reports by mail.

If you still wish to receive quarterly reports by mail, you can enroll by returning this card. If this card is not returned or you do not register to receive quarterly reports electronically, we will assume you do not wish to receive these reports; however, you will continue to receive the annual report and associated proxy material.

Name: ____________________

Address: ____________________

____

Postal Code: ____________________

☐ If you wish to receive quarterly reports by mail, please check here and provide your name and address in the space provided to the left.

THE THOMSON CORPORATION
c/o Computershare Trust Company of Canada
Stock Transfer Services
100 University Avenue
9th Floor
Toronto, Ontario
M5J 2Y1
Canada

THOMSON™

April 9, 2002

Dear Thomson Shareholder:

Thomson is pleased to introduce two optional electronic services — shareholder voting and delivery of shareholder communications. We hope these services will be more convenient for you and make our shareholder communications more efficient and effective.

Electronic voting

You now have the option to vote your shares on the business to be considered at the 2002 annual meeting of shareholders through the Internet. To do so, you must have access to the Internet. You can also vote your shares by mail, telephone or fax.

To vote your shares through the Internet, follow the instructions on the voting instruction form included with the annual meeting materials sent to you. Your voting instruction form includes a Control Number assigned to you that will enable you to vote your shares at www.proxyvotecanada.com. Follow the instructions on the site to vote your shares. You will be required to enter your Control Number on the site, so please make sure you have your Control Number ready to convey your voting instructions over the Internet.

Electronic delivery of documents

You may now choose to electronically access the following important Thomson documents easily and quickly:

- Annual and quarterly reports, including interim and annual financial statements
- Notices of shareholder meetings
- Information circulars and proxy-related materials

You can enroll for this service as described below or, if you voted your shares through the Internet, you can enroll by following the instructions on the site after voting your shares. To enroll, you must have an e-mail account and access to the Internet. If electronic delivery of documents is not convenient for you, company documents will continue to be mailed to you.

To take advantage of electronic delivery, go to www.investordeliverycanada.com and follow the instructions to enroll. When prompted, enter your Control Number. Your Control Number is displayed on the voting instruction form included with the 2002 annual meeting materials sent to you. If you hold Thomson shares in multiple accounts, you will receive a voting instruction form and a Control Number for each account. You must register for each account and each account will have a unique PIN determined by you. Each account will be coded for electronic delivery of documents and you will be notified by e-mail when companies held in your account(s) make documents available online. An e-mail confirmation of your election(s) for this option will be sent to your e-mail address. You will also receive the Control Number described above to allow you to vote your shares through the Internet for future meetings.

Your enrollment for electronic delivery will remain in effect until you cancel it. You may cancel at any time by going to www.investordeliverycanada.com and following the instructions on the site.

We hope that you will take advantage of these new online services and enjoy their benefits.

THOMSON™

April 9, 2002

Dear Thomson Shareholder:

Thomson is pleased to introduce two optional electronic services — shareholder voting and delivery of shareholder communications. We hope these services will be more convenient for you and make our shareholder communications more efficient and effective.

Electronic voting

You now have the option to vote your shares on the business to be considered at the 2002 annual meeting of shareholders through the Internet. To do so, you must have access to the Internet. You can also vote your shares by mail, telephone or fax.

To vote your shares through the Internet, follow the instructions on the proxy form included with the 2002 annual meeting materials sent to you. Your proxy form includes a 14-digit Control Number and 5-digit Personal Identification Number (PIN) assigned to you that will enable you to vote your shares at www.computershare.com/ca/proxy. Follow the instructions on the site to vote your shares. You will be required to enter your Control Number and PIN on the site, so please make sure you have these numbers ready to convey your voting instructions over the Internet.

Electronic delivery of documents

You may now choose to electronically access the following important Thomson documents easily and quickly:

- Annual and quarterly reports, including interim and annual financial statements
- Notices of shareholder meetings
- Information circulars and proxy-related materials

You can enroll for this service as described below or, if you voted your shares through the Internet, you can enroll by following the instructions on the site after voting your shares. To enroll, you must have an e-mail account and access to the Internet. If electronic delivery of documents is not convenient for you, company documents will continue to be mailed to you.

To take advantage of electronic delivery, go to www.computershare.com/ca/consent and follow the instructions to enroll. When prompted, enter your Control Number and PIN. Your Control Number and PIN are located on the front of the proxy form included with the 2002 annual meeting materials sent to you.

Your enrollment for electronic delivery will remain in effect until you cancel it. You may cancel at any time by sending an e-mail to info@computershare.com stating that you wish to cancel your enrollment. Please include your full name as it appears on your share certificate and your mailing address.

We hope that you will take advantage of these new online services and enjoy their benefits.

THOMSON

April 9, 2002

Dear Thomson Shareholder:

Thomson is pleased to introduce two optional electronic services — shareholder voting and delivery of shareholder communications. We hope these services will be more convenient for you and make our shareholder communications more efficient and effective.

Electronic voting

You now have the option to vote your shares on the business to be considered at the 2002 annual meeting of shareholders through the Internet. To do so, you must have access to the Internet. You can also vote your shares by mail.

To vote your shares through the Internet, follow the instructions on the proxy form included with the 2002 annual meeting materials sent to you. Your proxy form includes an Investor Code assigned to you that will enable you to vote your shares at www.capita-irg.com. Follow the instructions on the proxy form and the site to vote your shares. You will be required to enter your Investor Code, family name and Post Code on the site, so please make sure you have these ready to convey your voting instructions over the Internet.

Electronic delivery of documents

You may now choose to electronically access the following important Thomson documents easily and quickly:

- Annual and quarterly reports, including interim and annual financial statements
- Notices of shareholder meetings
- Information circulars and proxy-related materials

You can enroll for electronic delivery as described below or, if you voted your shares through the Internet, you can enroll by following the instructions on the site after voting your shares. To enroll, you must have an e-mail account and access to the Internet. If electronic delivery of documents is not convenient for you, company documents will continue to be mailed to you.

You can take advantage of electronic delivery as follows:

- Go to the web site www.capita-irg.com.
- Click on "Shareholder Account Services".
- When prompted, enter "The Thomson Corporation" as the company for which you wish to enroll for electronic delivery.
- When prompted, enter your Investor Code, family name and Post Code. Your Investor Code is located on the front of the proxy form included with the 2002 annual meeting materials sent to you.
- Continue to follow the instructions on the site to enroll.

Your enrollment for electronic delivery will remain in effect until you cancel it. You may cancel at any time by going to www.capita-irg.com and following the instructions on the site.

Please include your full name as it appears on your share certificate and your mailing address.

We hope that you will take advantage of these new online services and enjoy their benefits.